As filed with the Securities and Exchange Commission on July 22, 2002


                                                     Registration Nos. 333-76778
                                                                        811-9065
================================================================================


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------



                          PRE-EFFECTIVE AMENDMENT NO. 4
                                   TO FORM S-6


              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
             SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM
                                     N-8B-2

                     PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT
                           (Exact Name of Registrant)

                         PHL VARIABLE INSURANCE COMPANY
                               (Name of Depositor)

                                  ------------

               One American Row, Hartford, Connecticut 06102-5056
         (Address of Depositor's Principal Executive Offices) (Zip Code)
                                 (800) 447-4312
               (Depositor's Telephone Number, including Area Code)

                                  ------------

                               Tracy L. Rich, Esq.
                         PHL Variable Insurance Company
                                One American Row
                             Hartford, CT 06102-5056
                     (Name and Address of Agent for Service)

                                  ------------

                                    Copy to:
                             Richard J. Wirth, Esq.
                         PHL Variable Insurance Company
                                One American Row
                             Hartford, CT 06102-5056

                                  ------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

Registrant is relying on the exemptive relief provided by Rule 6e-3(T) under the Investment Company Act of 1940 and the relief granted to separate accounts issuing variable contracts by Section 27I of the Investment Company Act of 1940.

Title of Securities being registered: Flexible Premium Survivorship Variable Universal Life policies


Approximate date of proposed public offering: as soon as practicable after the effective date of the Registration Statement.

[ ] Check if it is proposed that this filing will become effective on (date) at
    (time) pursuant to Rule 487.

================================================================================

                           THE PHOENIX EDGE(R) - SVUL


                     PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT

                    ISSUED BY: PHL VARIABLE INSURANCE COMPANY

PROSPECTUS                                                       JUNE    , 2002


The Phoenix Edge - SVUL is a survivorship variable universal life insurance policy that can provide lifetime insurance protection on the lives of two people. We will pay the death benefit upon the death of the second person. You may allocate policy value to the Guaranteed Interest Account and/or one or more of the subaccounts of the PHLVIC Variable Universal Life Account (the "Account"). The subaccounts purchase shares of the following funds:



THE PHOENIX EDGE SERIES FUND
----------------------------
  [diamond]  Phoenix-Aberdeen International Series
  [diamond]  Phoenix-Aberdeen New Asia Series
  [diamond]  Phoenix-AIM Mid-Cap Equity Series
  [diamond] Phoenix-Alliance/Bernstein Growth + Value Series [diamond] Phoenix-Deutsche Dow 30 Series
  [diamond] Phoenix-Deutsche Nasdaq-100 Index(R) Series [diamond] Phoenix-Duff & Phelps Real Estate Securities Series [diamond] Phoenix-Engemann Capital Growth Series
  [diamond] Phoenix-Engemann Small & Mid-Cap Growth Series [diamond] Phoenix-Goodwin Money Market Series
  [diamond] Phoenix-Goodwin Multi-Sector Fixed Income Series [diamond] Phoenix-Hollister Value Equity Series
  [diamond] Phoenix-J.P. Morgan Research Enhanced Index Series [diamond] Phoenix-Janus Flexible Income Series
  [diamond]  Phoenix-Janus Growth Series
  [diamond]  Phoenix-MFS Investors Growth Stock Series
  [diamond]  Phoenix-MFS Investors Trust Series
  [diamond]  Phoenix-MFS Value Series
  [diamond]  Phoenix-Oakhurst Growth and Income Series
  [diamond] Phoenix-Oakhurst Strategic Allocation Series [diamond] Phoenix-Sanford Bernstein Global Value Series [diamond] Phoenix-Sanford Bernstein Mid-Cap Value Series [diamond] Phoenix-Sanford Bernstein Small-Cap Value Series [diamond] Phoenix-Seneca Mid-Cap Growth Series
  [diamond]  Phoenix-Seneca Strategic Theme Series

  [diamond]  Phoenix-Van Kampen Focus Equity Series (formerly, Phoenix-Morgan
             Stanley Focus Equity Series)


AIM VARIABLE INSURANCE FUNDS
----------------------------
  [diamond]  AIM V.I. Capital Appreciation Fund

  [diamond]  AIM V.I. Premier Equity Fund (formerly, AIM V.I. Value
             Fund)


THE ALGER AMERICAN FUND
-----------------------
  [diamond]  Alger American Leveraged AllCap Portfolio

FEDERATED INSURANCE SERIES
--------------------------
  [diamond]  Federated Fund for U.S. Government Securities II
  [diamond]  Federated High Income Bond Fund II

FIDELITY(R) VARIABLE INSURANCE PRODUCTS
---------------------------------------
  [diamond]  VIP Contrafund(R) Portfolio
  [diamond]  VIP Growth Opportunities Portfolio
  [diamond]  VIP Growth Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE
PRODUCTS TRUST - CLASS 2
-------------------------------------
  [diamond]  Mutual Shares Securities Fund

  [diamond]  Templeton Foreign Securities Fund (formerly,
             Templeton International Securities Fund)

  [diamond]  Templeton Growth Securities Fund


SCUDDER VIT FUNDS
-----------------
  [diamond]  Scudder VIT EAFE(R) Equity Index Fund (formerly,
             Deutsche VIT EAFE (R) Equity Index Fund)
  [diamond]  Scudder VIT Equity 500 Index Fund (formerly,
             Deutsche VIT Equity 500 Index Fund


THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
---------------------------------------
  [diamond]  Technology Portfolio

WANGER ADVISORS TRUST
---------------------
  [diamond]  Wanger Foreign Forty
  [diamond]  Wanger International Small Cap
  [diamond]  Wanger Twenty

  [diamond]  Wanger U.S. Smaller Companies (formerly, Wanger
             U.S. Small Cap)




IF YOU HAVE ANY QUESTIONS, PLEASE CONTACT US:                     [envelope]   PHOENIX VARIABLE PRODUCTS MAIL OPERATIONS (VPMO)
                                                                               PO BOX 8027
                                                                               BOSTON, MA 02266-8027
                                                                  [telephone]  VARIABLE AND UNIVERSAL LIFE ADMINISTRATION (VULA)
                                                                               Tel. 800.541.0171

It is important for you to understand the basic features of the proposed policy and your existing coverage before you decide to replace your present coverage. You should also know if the replacement will result in any income taxes. It may not be in your best interest to buy this policy in exchange for an existing life insurance policy or annuity contract.

The policy is not a deposit nor an obligation of, underwritten or guaranteed by, any financial institution or credit union. It is not federally insured nor endorsed by the Federal Deposit Insurance Corporation or any other state or federal agency. Policy investments are subject to risk, including the fluctuation of policy values and possible loss of principal invested or premiums paid.


The Securities and Exchange Commission (SEC) has neither approved nor disapproved these securities, nor have they passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


Read and keep this prospectus for future reference.

                                TABLE OF CONTENTS

-----------------------------------------------------------------
Heading                                                      Page
-----------------------------------------------------------------


PART I - GENERAL INFORMATION
----------------------------
SUMMARY..................................................     4
CHARGES AND DEDUCTIONS...................................     5
CHART 1 - POLICY FEES AND CHARGES........................     8
CHART 2 - FUND ANNUAL EXPENSES...........................     9
PHL VARIABLE INSURANCE COMPANY...........................    11
THE ACCOUNT .............................................    11
   Performance History ..................................    11
INVESTMENT OPTIONS ......................................    11
   Participating Investment Funds .......................    11
   Investment Advisors...................................    13
   Services of the Advisors..............................    14
   Reinvestment and Redemption ..........................    14

   Substitution of Investments ..........................    14
   The Guaranteed Interest Account.......................    14


PART II - POLICY INFORMATION
----------------------------
THE POLICY ..............................................    16
   Eligibility ..........................................    16
   Issue Premium ........................................    16
      Temporary Insurance Coverage ......................    16
   Flexible Premiums ....................................    16
   Free Look Period .....................................    16
      Our Rights of Refusal..............................    16
   Transfer of Policy Value .............................    17
      Transfers..........................................    17
      Transfer Restrictions..............................    17
      Telephone Transfers................................    17
      Systematic Transfers ..............................    17
        Dollar Cost Averaging Program....................    17
        Asset Rebalancing Program........................    18
   Determination of Subaccount Values ...................    18
   Death Benefits .......................................    18
   Surrenders ...........................................    18
   Loans ................................................    19
   Lapse ................................................    20
   Additional Rider Benefits ............................    20
GENERAL PROVISIONS ......................................    21
   Postponement of Payments .............................    21
   Payment by Check .....................................    21
   The Contract .........................................    21
   Suicide ..............................................    21
   Incontestability .....................................    21
   Change of Owner or Beneficiary .......................    21
   Assignment ...........................................    21

   Misstatements.........................................    21

   Surplus ..............................................    22
PAYMENT OF POLICY PROCEEDS ..............................    22
   Surrender and Death Benefit Proceeds .................    22
   Payment Options ......................................    22

PART III - OTHER IMPORTANT INFORMATION
--------------------------------------
FEDERAL INCOME TAX CONSIDERATIONS .......................    24
   Introduction .........................................    24
   PHL Variable's Income Tax Status .....................    24
   Policy Benefits ......................................    24
   Business-Owned Policies...............................    25
   Modified Endowment Contracts .........................    25
   Limitations on Unreasonable Mortality
      and Expense Charges ...............................    26
   Qualified Plans ......................................    26
   Diversification Standards ............................    26
   Change of Ownership or Insured or Assignment .........    26
   Other Taxes ..........................................    26
VOTING RIGHTS ...........................................    27
DIRECTORS AND EXECUTIVE OFFICERS OF
   PHL VARIABLE INSURANCE COMPANY........................    27

SAFEKEEPING OF THE ACCOUNT'S ASSETS .....................    28
SALES OF POLICIES .......................................    28

STATE REGULATION ........................................    28
REPORTS .................................................    28
LEGAL PROCEEDINGS .......................................    28
LEGAL MATTERS ...........................................    28
REGISTRATION STATEMENT ..................................    28

FINANCIAL STATEMENTS.....................................    29

PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT
  FINANCIAL STATEMENTS DECEMBER 31, 2001 ................  SA-1
PHL VARIABLE INSURANCE COMPANY
  FINANCIAL STATEMENTS DECEMBER 31, 2001.................   F-1


PHL VARIABLE INSURANCE COMPANY
   UNAUDITED INTERIM FINANCIAL STATEMENTS
   MARCH 31, 2002........................................  F-22

APPENDIX A - PERFORMANCE HISTORY ........................   A-1
APPENDIX B - GLOSSARY OF SPECIAL TERMS ..................   B-1



WE ARE OFFERING THIS PRODUCT ONLY WHERE WE MAY LAWFULLY DO SO. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR THOSE TO WHICH WE REFER YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

                           PART I--GENERAL INFORMATION
--------------------------------------------------------------------------------


SUMMARY
--------------------------------------------------------------------------------
This summary does not contain all of the detailed information that may be important to you. Please read the entire prospectus carefully before you decide to purchase a policy.


INTRODUCTION

The Phoenix Edge(R) - SVUL is a flexible premium variable universal life insurance policy issued on two lives. The policy has a death benefit, cash surrender value and loan privilege, similar to a traditional fixed benefit whole life policy. The policy differs however, in that you will allocate your net premium to one or more of several variable investment options (subaccounts) and/or to the Guaranteed Interest Account. Each subaccount will invest its assets exclusively in an investment portfolio of a fund.


The policy is subject to laws and regulations in every state where the policy is sold. Therefore, the terms of the policy may vary from state to state.

We refer to PHL Variable Insurance Company as PHL Variable, the Company, we, us, and our and to the policy owner as you and your throughout this prospectus.


This prospectus provides an accurate description of The Phoenix Edge(R) - SVUL policy to the best of our knowledge. Should there be any discrepancy between descriptions in this prospectus and the terms of the policy, the policy will be taken as correct.


The following are defined in Appendix B - Glossary of Special Terms:

1933 ACT                         POLICY DATE
1940 ACT                         POLICY MONTH
ACCOUNT                          POLICY VALUE
ATTAINED AGE                     POLICY YEAR
BASE FACE AMOUNT                 POLICY OWNER
BENEFICIARY                      PRO RATA
CASH SURRENDER VALUE             SERIES
CODE                             SUBACCOUNTS
COMPANY                          TAP
DEBT                             TOTAL POLICY FACE AMOUNT
GENERAL ACCOUNT                  UNIT
ISSUE PREMIUM                    VALUATION DATE
MONTHLY CALCULATION DAY          VALUATION PERIOD
PAYMENT DATE                     VPMO
PHOENIX                          VULA
POLICY ANNIVERSARY               WRITTEN REQUEST

YOUR RIGHT TO CANCEL (FREE LOOK PERIOD)
You have the right to review the policy and cancel it if you are not satisfied. Simply return the policy to us within 10 days after you receive it, or within 45 days of signing the application. Your state may require a longer free look period.


INSURANCE PROTECTION FEATURES

DEATH BENEFITS
You have a choice of death benefits:

DEATH BENEFIT OPTION 1 - A fixed benefit equal to the
                         policy's face amount.

DEATH BENEFIT OPTION 2 - A variable benefit equal to the
                         face amount plus policy value.

You are permitted to change your selection. The death benefit is payable upon the second death.

ADDITIONAL BENEFITS
The following additional benefits are available by rider:

[diamond]  Estate Term
[diamond]  Guaranteed Death Benefit
[diamond]  LifePlan Options
[diamond]  Universal Life Conversion
[diamond]  Conditional Exchange Option
[diamond]  Policy Split Option
[diamond]  Four-Year Survivorship Term
[diamond]  Credit of Monthly Specified Amount upon Death of
           Covered Insured
[diamond]  Disability Benefit

Availability of these riders depends upon state approval and may require an extra charge.

RISK OF LAPSE
The policy remains in force while its cash surrender value is sufficient to pay the monthly policy charges. When the cash surrender value is no longer enough, the policy lapses, or ends. We will let you know of an impending lapse situation. We will give you the opportunity to pay the amount required to keep the policy in force.


INVESTMENT FEATURES

FLEXIBLE PREMIUMS
The required premiums are the issue premium and any payments needed to prevent lapse.

ALLOCATION OF PREMIUMS AND POLICY VALUE
We will allocate your net premiums to one or more of the subaccounts and/or the Guaranteed Interest Account according to your instructions.


You may make transfers between subaccounts and into the Guaranteed Interest Account at any time. Transfers from the Guaranteed Interest Account are restricted. Investments in the Guaranteed Interest Account will be credited with interest at an annual rate of not less than 3%.

The policy value invested in the subaccounts varies with the investment performance of the underlying funds and is not guaranteed.

LOANS AND SURRENDERS
[diamond]  Generally, you may take loans against 90 percent of your policy's cash surrender value.

[diamond]  You may partially surrender the policy. A partial withdrawal fee and a surrender charge may apply.

[diamond]  You may fully surrender this policy anytime for its cash surrender value. A surrender charge may apply.

POLICY OPTIONS
You choose one of three policy options when you apply for a policy. Your choice will determine the fees and charges deducted from your policy and may not be changed:

[diamond]  POLICY OPTION A
           has the highest initial surrender and premium expense charges, but lower account value requirements for a reduced mortality and expense risk charge.

[diamond]  POLICY OPTION B
           reduces initial surrender charges and premium expense charges, but increases the account value requirements for reduced mortality and expense risk charges.

[diamond]  POLICY OPTION C
           further reduces initial surrender charges and premium expense charges over Option B, but also further increases the account value requirements for reduced mortality and expense risk charges.

You can use Chart 1 on page 8 to compare the effect your choice has on fees and charges.

INCOME TAX EFFECTS
Generally, death benefits are not subject to income tax. Earnings on the premiums invested in the Account or the Guaranteed Interest Account are generally not subject to income tax unless you take a distribution from the policy. Loans, partial surrenders or policy termination may result in recognition of income for tax purposes.


CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------
GENERAL
Charges affect your policy value and the amount you may receive from your policy.

We make deductions to compensate us for our various expenses in selling, maintaining, underwriting and issuing the policy and guaranteeing the insurance benefits.

A summary of fees and charges follows in Chart 1 on page 8.


CHARGE DEDUCTED FROM PREMIUMS

PREMIUM EXPENSE CHARGE
We impose a charge on premiums paid on the policy to help reimburse the Company for a variety of expenses we incur in selling the policy (e.g., commissions, advertising and printing).

The premium expense charge is assessed according to the following schedule:

                PREMIUM EXPENSE CHARGES DEDUCTED
                     FROM ALL PREMIUMS PAID

                              Option A    Option B    Option C
                              --------    --------    --------

Policy year 1 payments up
to first TAP*:                  50%         25%          20%

Policy year 1 payments in
excess of TAP:                   6%          6%          5%

Policy years 2 to 7
Payment up to TAP:               6%         11%          5%

Policy years 2 to 7
Payment in excess of TAP:        6%          6%          5%

Policy years 8 on:               6%          6%          5%

*We will establish the Target Annual Premium, or TAP, when we issue the policy. The TAP will be the same for all 3 Policy Options, and will be based on the insured persons' genders, ages and risk classifications.


MONTHLY CHARGES
We make deductions each monthly calculation day from the subaccounts and the non-loaned portion of the Guaranteed Interest Account according to your specified allocation schedule. You initially choose this schedule in your application, but can change it later. Should any of the investment options on your schedule become depleted, we will proportionally increase the amount we withdraw from the remaining investment options.

[diamond]  COST OF INSURANCE. We determine this charge by multiplying the appropriate cost of insurance rate by the amount at risk. The amount at risk is the difference between your policy's death benefit and your policy value. We generally base our rates on the insured persons' gender, attained age, and risk class. We also consider the duration, or how long the policy has been in force. We are not permitted to consider gender as a factor in some states and under certain qualified plans. We base the actual monthly cost of insurance charge on what we expect our future mortality experiences will be. Charges will not exceed the guaranteed cost of insurance rates set forth in your policy. The guaranteed maximum rates are equal to 100% of the 1980 Commissioners Standard Ordinary ("CSO") Mortality Table, adjusted for risk classifications. We will apply any change in our cost of insurance rates uniformly to all persons of the same gender, insurance age and risk class whose policies have been in force for the same length of time. We currently insure lives as either standard risk class or a risk class involving a higher mortality risk. We determine your risk class based on your health and the medical information you provide. Lives in the standard risk classes will have a lower cost of insurance for otherwise identical policies, than lives in the higher mortality risk classes. Nonsmokers will generally incur a lower cost of insurance than will similarly situated smokers.

[diamond]  COST OF ANY RIDERS TO YOUR POLICY. Some of the available rider benefits you may choose incur an additional monthly charge.

[diamond]  ADMINISTRATIVE EXPENSE CHARGE. We deduct a charge to compensate us for the costs incurred administering the policies. It applies during the first 15 years the policy is in force. This charge is made per thousand dollars of face amount and depends on your policy option:

     ------------------- -------------------- -----------------
                          Charge per $1,000     Maximum each
                            of base face           month
                               amount
     ------------------- -------------------- -----------------
     Policy Option A            $.01                $75
     ------------------- -------------------- -----------------
     Policy Option B            $.01                $75
     ------------------- -------------------- -----------------
     Policy Option C            $.08               $200
     ------------------- -------------------- -----------------


[diamond]  MORTALITY AND EXPENSE RISK CHARGE. We assume a mortality risk that, as a whole, the people we insure may die sooner than expected. We would then pay greater total death benefits than we had expected.


           We assume an expense risk that expenses we incur in issuing and maintaining the policies may exceed the administrative charges expected for the policies.

           We also assume other risks associated with issuing the policies, such as incurring greater than expected costs incurred due to policy loans.

           If the expenses do not exceed the charges, or if our mortality projections prove to be accurate, we may profit from this charge. We may use profits from this charge for any proper purpose, including the payment of sales expenses or any other expenses that may exceed income in a given year.

           Your policy will pay a mortality and expense risk charge that depends on how your non-loaned policy value compares to your policy's face amount. Non-loaned policy values above certain amounts (thresholds) qualify you for more favorable (lower) charges. Thresholds for lower charges depend on the policy option you choose as outlined in the following chart.

------------------------------------------------------ -----------
  NON-LOANED POLICY VALUE AS A PERCENTAGE OF TOTAL      MORTALITY
                 POLICY FACE AMOUNT*                        &
------------------------------------------------------   EXPENSE
     Option A           Option B        Option C         CHARGE
------------------- ----------------- ---------------- -----------
 less than 20%       less than 30%      less than 50%     .075%
------------------- ----------------- ---------------- -----------
 greater than        greater than       greater than
 or equal to         or equal to        or equal to       .050%
 20%, but less       30%, but less      50%, but less
 than 40%            than 60%           than 100%
------------------- ----------------- ---------------- -----------
 40% or more         60% or more        100% or           .025%
                                        more
------------------- ----------------- ---------------- -----------
*Total policy face amount is the sum of the base policy face amount plus the face amount of any Estate Term rider you elect.

CONDITIONAL CHARGES
We impose some other charges only if certain events occur:


[diamond]  SURRENDER CHARGE. The surrender charge applies if you surrender the policy for its cash surrender value or allow the policy to lapse. Your choice of Policy Option determines your surrender charge schedule. The maximum surrender charges that your policy might pay in a given policy year are illustrated in the following Surrender Charge Table. The amount you would actually pay depends on the policy month and may be less than shown. The actual surrender charge will never exceed policy value, therefore, we will never require you to submit an additional payment in order to surrender your policy. We will provide a complete month-by-month surrender charge table in your policy's schedule pages.

    --------------------------------------------------------
                    SURRENDER CHARGE TABLE
    --------------------------------------------------------
       POLICY        SURRENDER CHARGE AS A PERCENTAGE OF
        YEARS                        TAP

                      Policy       Policy         Policy
                     Option A     Option B       Option C
          1            200%         100%           35%
          2            200%         100%           35%
          3            200%         100%           35%
          4            200%         100%           24%
          5            200%         100%           12%
          6            200%          98%            0%
          7            200%          74%            0%
          8            196%          50%            0%
          9            166%          26%            0%
          10           142%          11%            0%
          11           118%           0%            0%
          12            94%           0%            0%
          13            70%           0%            0%
          14            46%           0%            0%
          15            22%           0%            0%
        16 on            0%           0%            0%

    A pro rata portion of the surrender charge will be deducted from your policy value in direct proportion to any decrease in face amount. Face amount reductions may result if you request a decrease in face amount, request a death benefit option change or make a partial withdrawal.

[diamond]  PARTIAL WITHDRAWAL FEE. Should you withdraw a portion of your policy value, we may deduct a $25 fee from your policy value. A portion of the surrender charge may also apply.


[diamond] SAMPLE SURRENDER CHARGES FOR POLICY OPTION A.
          We provide the first year surrender charge calculations in order to illustrate how the Target Annual Premium (TAP) and the surrender charge can vary in relation to the insured persons' ages and gender. The examples given are for non-smokers.

o         The sample policy's initial face amount is $1 million.

---------------------------------------------------------------
   FIRST INSURED/           TARGET            FIRST YEAR
   SECOND INSURED           ANNUAL            SURRENDER
  ---------------          PREMIUM             CHARGE*
AGE       GENDER            (TAP)
---------------------------------------------------------------
45        Male
---------------            $8,018              $16,036
45        Female
---------------------------------------------------------------
55        Male
---------------           $14,932              $26,030
55        Female
---------------------------------------------------------------
65        Male
---------------           $28,964              $36,508
65        Female
---------------------------------------------------------------
* The first year surrender charge is equal to 2 times TAP, subject to maximums permitted under state insurance law.

The actual surrender charge you will pay can never be more than your policy value. We will never require you to make an additional payment in order to surrender your policy.

CHARGE REDUCTIONS
We may reduce or eliminate charges we normally assess if we expect that the size or nature of a policy will lower our costs associated with the policy.

We determine eligibility for reductions based on a number of factors, including:

[diamond]  the number of lives insured by a particular group,

[diamond]  total premiums expected,

[diamond]  the policy owner's total assets under management,

[diamond]  the nature of the relationship among the insured individuals,

[diamond]  the purpose for which the policies are being purchased,


[diamond]  special relationships with us (e.g., our employees),

[diamond]  transfers from one of PHL Variable's, or an affiliate's, policy or contract,


[diamond]  any circumstances which in our opinion are rationally related to the expected reduction in expenses.

We will determine variations in the charge structure in a uniform manner, reflecting differences in costs of services. We will not unfairly discriminate against any person.


INVESTMENT MANAGEMENT CHARGES
The funds deduct charges for management services and for investment advisory fees. These fees are payable monthly and are based on an annual percentage of the average aggregate daily net asset value of each series. These fees affect the value of investments in the subaccounts.

Chart 2 on pages 9 and 10 shows these fund charges and other expenses. They are described more fully in the funds' prospectuses.

OTHER TAXES
We reserve the right to charge for federal income taxes or any other taxes that may be attributable to the Account. We do not impose any such charge at this time.

CHART 1 - POLICY FEES AND CHARGES

-----------------------------------------------------------------------------------------------------------------------------------
                                                        PREMIUM EXPENSE CHARGE
-----------------------------------------------------------------------------------------------------------------------------------
                                 POLICY OPTION A           POLICY OPTION B           POLICY OPTION C          GUARANTEED MAXIMUM
---------------------------- ------------------------- ------------------------- ------------------------- ------------------------

Policy year 1 up to
TAP                              50% of premiums           11% of premiums           20% of premiums
---------------------------- ------------------------- ------------------------- -------------------------
Policy year 1 in excess           6% of premiums            6% of premiums            5% of premiums
of TAP
---------------------------- ------------------------- ------------------------- -------------------------      The maximum for
Policy Year 2 to 7 up to          6% of premiums           11% of premiums            5% of premiums          each option is shown
TAP
---------------------------- ------------------------- ------------------------- -------------------------
Policy year 2 to 7 in             6% of premiums            6% of premiums            5% of premiums
excess of TAP
---------------------------- ------------------------- ------------------------- -------------------------
Policy year 8 on                  6% of premiums            6% of premiums            5% of premiums
-----------------------------------------------------------------------------------------------------------------------------------
                                                      MONTHLY POLICY DEDUCTIONS
-----------------------------------------------------------------------------------------------------------------------------------
                                 POLICY OPTION A           POLICY OPTION B           POLICY OPTION C          GUARANTEED MAXIMUM
---------------------------- ------------------------- ------------------------- ------------------------- ------------------------
Mortality and Expense         less than      .075%      less than      .075%      less than      .075%
Risk Charge -                     20%                       30%                       50%
Non-Loaned Policy            ------------ ------------ ------------ ------------ ------------ ------------
Value as a percentage           20% or       .050%       30% or        .050%       50% or        .050%
of Total Policy Face          more, but                 more, but                 more, but                         .075%
Amount                        less than                 less than                 less than
                                 40%                       60%                      100%
                             ------------ ------------ ------------ ------------ ------------ ------------
                                40% or       .025%       60% or        .025%       100% or       .025%
                                 more                     more                      more
---------------------------- ------------------------- ------------------------- ------------------------- ------------------------
Administrative Charge                  $.01                      $.01                      $.08              The maximum for each
per $1,000 of face            $75 maximum per month     $75 maximum per month     $200 maximum per month       option is shown
amount                        for the first 15 years    for the first 15 years    for the first 15 years
---------------------------- ------------------------- ------------------------- ------------------------- ------------------------
Cost of Insurance             A per-thousand rate multiplied by the amount at risk each month. This
Charge                        charge may vary according to the insured persons' issue ages, underwriting      See your policy's
                              classes, genders and policy duration.                                            schedule pages.
---------------------------- ------------------------------------------------------------------------------------------------------
Additional Riders                            Charges, if any, vary by rider may depend on insurance classification.
-----------------------------------------------------------------------------------------------------------------------------------
                                                            OTHER CHARGES
-----------------------------------------------------------------------------------------------------------------------------------
                                 POLICY OPTION A           POLICY OPTION B           POLICY OPTION C          GUARANTEED MAXIMUM
---------------------------- ------------------------- ------------------------- ------------------------- ------------------------
Surrender Charge                Years       Charge        Years       Charge        Years       Charge

Maximum during each              1-7         200%          1-5         100%           1           35%
policy year as a                  8          196%           6           98%           2           35%
percentage of TAP.                9          166%           7           74%           3           35%        The maximum for each
                                 10          142%           8           50%           4           24%        policy year is shown
The charge you pay may be        11          118%           9           26%           5           12%          under each option.
less depending on policy         12           94%          10           11%       6 or more        0%
month.                           13           70%         11 or          0%
                                 14           46%         more
                                 15           22%
                               16 or           0%
                               more
---------------------------- ------------ ------------ ------------ ------------ ------------ ------------ ------------------------
Partial Withdrawal Charge    A $25 fee plus a pro rata portion of any surrender charge that would apply to full surrender.
---------------------------- ------------------------------------------------------------------------------------------------------
Subaccount Transfers                   none                       none                        none                 $10 each
---------------------------- ------------------------- ------------------------- ------------------------- ------------------------
Fund level charges                                 See fund charge table (Chart 2) and the fund prospectuses.
---------------------------- ------------------------------------------------------------------------------------------------------

Interest on                            Policy Years 1-10:         4%       New Jersey and Texas Only  5%      The maximums for
policy loans                           Policy Years 11-15:        3%       New Jersey and Texas Only  4%     each policy year are
                                       Policy Years 16 and after: 2%       New Jersey and Texas Only  3%            shown
---------------------------- ----------------------------------------------------------------------------- ------------------------

CHART 2

ANNUAL FUND EXPENSES (AS A PERCENTAGE OF FUND AVERAGE NET ASSETS FOR THE YEAR ENDED 12/31/01)

----------------------------------------------------------------------------------------------------------------------------------
                                                                           OTHER          TOTAL                          TOTAL
                                                                         OPERATING      ANNUAL FUND       OTHER        ANNUAL FUND
                                                   INVESTMENT  RULE      EXPENSES        EXPENSES       OPERATING       EXPENSES
                                                   MANAGEMENT  12B-1      BEFORE          BEFORE      EXPENSES AFTER     AFTER
                         SERIES                        FEE     FEES    REIMBURSEMENT   REIMBURSEMENT  REIMBURSEMENT  REIMBURSEMENT
----------------------------------------------------------------------------------------------------------------------------------
THE PHOENIX EDGE SERIES FUND
----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen International (4)                    0.75%     N/A        0.27%           1.02%          0.27%           1.02%
Phoenix-Aberdeen New Asia (3)                         1.00%     N/A        1.41%           2.41%          0.25%           1.25%
Phoenix-AIM Mid-Cap Equity (2,6)                      0.85%     N/A        6.28%           7.13%          0.20%           1.05%
Phoenix-Alliance/Bernstein Growth + Value (2,6)       0.85%     N/A        7.08%           7.93%          0.20%           1.05%
Phoenix-Deutsche Dow 30 (2,5)                         0.35%     N/A        0.77%           1.12%          0.15%           0.50%
Phoenix-Deutsche Nasdaq-100 Index(R)(2,5)             0.35%     N/A        2.00%           2.35%          0.15%           0.50%
Phoenix-Duff & Phelps Real Estate Securities (3,5)    0.75%     N/A        0.41%           1.16%          0.25%           1.00%
Phoenix-Engemann Capital Growth (2,5)                 0.63%     N/A        0.09%           0.72%          0.09%           0.72%
Phoenix-Engemann Small & Mid-Cap Growth (3,5)         0.90%     N/A        1.23%           2.13%          0.25%           1.15%
Phoenix-Goodwin Money Market (2,5)                    0.40%     N/A        0.20%           0.60%          0.15%           0.55%
Phoenix-Goodwin Multi-Sector Fixed Income (2,5)       0.50%     N/A        0.21%           0.71%          0.15%           0.65%
Phoenix-Hollister Value Equity (2,5)                  0.70%     N/A        0.30%           1.00%          0.15%           0.85%
Phoenix-J.P. Morgan Research Enhanced Index (1,5)     0.45%     N/A        0.25%           0.70%          0.10%           0.55%
Phoenix-Janus Flexible Income (2,5)                   0.80%     N/A        0.71%           1.51%          0.15%           0.95%
Phoenix-Janus Growth (2,5)                            0.85%     N/A        0.34%           1.19%          0.15%           1.00%
Phoenix-MFS Investors Growth Stock (2,5,6)            0.75%     N/A        6.13%           6.88%          0.20%           0.95%
Phoenix-MFS Investors Trust (2,5,6)                   0.75%     N/A        6.59%           7.34%          0.20%           0.95%
Phoenix-MFS Value (2,5,6)                             0.75%     N/A        5.68%           6.43%          0.20%           0.95%
Phoenix-Oakhurst Growth & Income (2,5)                0.70%     N/A        0.23%           0.93%          0.15%           0.85%
Phoenix-Oakhurst Strategic Allocation (2,5)           0.58%     N/A        0.13%           0.71%          0.13%           0.71%
Phoenix-Sanford Bernstein Global Value (2)            0.90%     N/A        1.90%           2.80%          0.15%           1.05%
Phoenix-Sanford Bernstein Mid-Cap Value (2,5)         1.05%     N/A        0.49%           1.54%          0.15%           1.20%
Phoenix-Sanford Bernstein Small-Cap Value (2,5)       1.05%     N/A        1.28%           2.33%          0.15%           1.20%
Phoenix-Seneca Mid-Cap Growth (3,5)                   0.80%     N/A        0.30%           1.10%          0.25%           1.05%
Phoenix-Seneca Strategic Theme (3,5)                  0.75%     N/A        0.21%           0.96%          0.21%           0.96%
Phoenix-Van Kampen Focus Equity (2,5)                 0.85%     N/A        2.33%           3.18%          0.15%           1.00%
----------------------------------------------------------------------------------------------------------------------------------


(1) The advisor has voluntarily agreed to reimburse the series' expenses other than the management fees to the extent such expenses exceed .20% of the series' average net assets.
(2) The advisor has voluntarily agreed to reimburse the series' expenses other than the management fees to the extent such expenses exceed .25% of the series' average net assets.

(3) The advisor has voluntarily agreed to reimburse the series' expenses other than the management fees to the extent such expenses exceed .35% of the series' average net assets.
(4) The advisor has voluntarily agreed to reimburse the series' expenses other than the management fees to the extent such expenses exceed .40% of the series' average net assets.
(5) For the year ended December 31, 2001, the percentage of fund average net assets excludes expense offsets for custodian fees. If the expense offsets were included, the percentage of fund average net assets would not change significantly.
(6) This series has been in existence for less than 1 year; therefore, the expense number has been annualized and may include start-up expenses.

Note: each or all of the expense caps noted above may be altered or eliminated at any time without notice.


 ANNUAL FUND EXPENSES (AS A PERCENTAGE OF FUND AVERAGE NET ASSETS FOR THE YEAR ENDED 12/31/01)

----------------------------------------------------------------------------------------------------------------------------------
                                                                           OTHER           TOTAL                          TOTAL
                                                                         OPERATING      ANNUAL FUND       OTHER        ANNUAL FUND
                                                   INVESTMENT  RULE      EXPENSES        EXPENSES       OPERATING       EXPENSES
                                                   MANAGEMENT  12B-1      BEFORE          BEFORE      EXPENSES AFTER     AFTER
                         SERIES                        FEE     FEES (5) REIMBURSEMENT  REIMBURSEMENT  REIMBURSEMENT  REIMBURSEMENT
----------------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS - SERIES I SHARES
----------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund                   0.61%      N/A         0.24%           0.85%          0.24%          0.85%
AIM V.I. Premier Equity Fund                         0.60%      N/A         0.25%           0.85%          0.25%          0.85%

THE ALGER AMERICAN FUN
----------------------------------------------------------------------------------------------------------------------------------
Alger American Leveraged AllCap Portfolio            0.85%      N/A         0.07%           0.92%          0.07%          0.92%

FEDERATED INSURANCE SERIES
----------------------------------------------------------------------------------------------------------------------------------
Federated Fund for U.S. Government Securities II     0.60%      N/A         0.14%           0.74%          0.14%          0.74%
Federated High Income Bond Fund II                   0.60%      N/A         0.16%           0.76%          0.16%          0.76%

FIDELITY(R) VARIABLE INSURANCE PRODUCTS - SERVICE CLASS
----------------------------------------------------------------------------------------------------------------------------------
VIP Contrafund(R) Portfolio (6)                      0.58%     0.10%        0.10%           0.78%          0.10%          0.78%
VIP Growth Opportunities Portfolio (6)               0.58%     0.10%        0.11%           0.79%          0.11%          0.79%
VIP Growth Portfolio (6)                             0.58%     0.10%        0.10%           0.78%          0.10%          0.78%

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST - CLASS 2
----------------------------------------------------------------------------------------------------------------------------------
Mutual Shares Securities Fund                        0.60%     0.25%        0.19%           1.04%          0.19%          1.04%
Templeton Foreign Securities Fund (8)                0.69%     0.25%        0.22%           1.16%          0.22%          1.15%
Templeton Growth Securities Fund (10)                0.80%     0.25%        0.05%           1.10%          0.05%          1.10%

SCUDDER VIT FUNDS
----------------------------------------------------------------------------------------------------------------------------------
Scudder VIT EAFE(R) Equity Index Fund (9)            0.45%      N/A         0.36%           0.81%          0.20%          0.65%
Scudder VIT Equity 500 Index Fund (9)                0.20%      N/A         0.11%           0.31%          0.10%          0.30%

THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
----------------------------------------------------------------------------------------------------------------------------------
Technology Portfolio (7)                             0.80%      N/A         0.51%           1.31%          0.35%          1.15%

WANGER ADVISORS TRUST
------------------------------------------------------------------------------------------------------------------------------------
Wanger Foreign Forty (2)                             1.00%      N/A         0.45%           1.45%          0.45%          1.45%
Wanger International Small Cap (3)                   1.20%      N/A         0.23%           1.43%          0.23%          1.43%
Wanger Twenty (1)                                    0.95%      N/A         0.38%           1.33%          0.38%          1.33%
Wanger U.S. Smaller Companies (4)                    0.95%      N/A         0.04%           0.99%          0.04%          0.99%
------------------------------------------------------------------------------------------------------------------------------------

(1) This fund pays a portion or all of its expenses other than the management fee up to 0.40%.
(2) This fund pays a portion or all of its expenses other than the management fee up to 0.45%.
(3) This fund pays a portion or all of its expenses other than the management fee up to 0.60%.
(4) This fund pays a portion or all of its expenses other than the management fee up to 1.00%.
(5) The fund's Rule 12b-1 Plan, if applicable, is described in the fund's prospectus.
(6) Actual annual fund expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time.
(7) The advisor has voluntarily agreed to reduce the investment management fee if the total operating expenses should exceed 1.15%.
(8) The advisor had agreed to make an estimated reduction of 0.01% of its fee to reflect reduced services resulting from the fund's investment in a Franklin Templeton money fund. This reduction is required by the fund's Board of Trustees and an order of the SEC. For the year ended December 31, 2001, the investment management fee was reduced to 0.68%.
(9) The advisor has voluntarily agreed to waive a portion of its management fee and reimburse certain expenses. These waivers and reimbursements may be discontinued at any time.
(10) The fund administration fee is paid indirectly through the management fee.

PHL VARIABLE INSURANCE COMPANY
--------------------------------------------------------------------------------

PHL Variable Insurance Company is a Connecticut stock life insurance company. We sell life insurance policies and annuity contracts through our affiliated distribution companies and through brokers. Our executive office is at One American Row in Hartford, Connecticut. Our main administrative office is at 100 Bright Meadow Boulevard in Enfield, Connecticut.

We are an indirect, wholly-owned subsidiary of Phoenix Life Insurance Company ("Phoenix"). On June 25, 2001, Phoenix Home Life Mutual Insurance Company (a New York mutual life insurance company, originally chartered in Connecticut in 1851 and redomiciled to New York in 1992) converted to a stock life insurance company by "demutualizing" pursuant to a plan of reorganization approved by the New York Superintendent of Insurance and changed its name to Phoenix Life Insurance Company. As part of the demutualization, Phoenix became a wholly-owned subsidiary of The Phoenix Companies, Inc., a newly-formed, publicly-traded Delaware corporation.


THE ACCOUNT
--------------------------------------------------------------------------------

PHL Variable established the Account as a separate account under Connecticut insurance law on September 10, 1998. The Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") under which it meets the definition of a "separate account." Registration under the 1940 Act does not involve supervision of the management, investment practices or policies of the Account or PHL Variable.

Connecticut law requires all income, gains or losses of the Account be credited to or charged against amounts placed in the Account without regard to the other income, gains and losses of PHL Variable. The assets of the Account may not be charged with liabilities arising out of any other business we may conduct. Obligations under the Policies are obligations of PHL Variable.

The Account is divided into subaccounts, each of which is available for allocation of policy value. We will determine whether marketing needs and investment conditions warrant the establishment of additional subaccounts, and the extent to which they would be made available to existing policy owners. Each subaccount will invest solely in a single investment portfolio of a fund. Each portfolio has its own specified investment objective.

PHL Variable does not guarantee the investment performance of the Account or any of its subaccounts. The policy value allocated to the Account depends on the investment performance of the underlying funds. The policy owner bears the full investment risk for all monies invested in the Account.

PERFORMANCE HISTORY
We may choose to include performance history of the subaccounts or the underlying portfolios in advertisements, sales literature or reports. Performance information about each subaccount is based on past performance and is not an indication of future performance. See "Appendix A--Performance History" for more information.


INVESTMENT OPTIONS

--------------------------------------------------------------------------------
PARTICIPATING INVESTMENT FUNDS

THE PHOENIX EDGE SERIES FUND
The following subaccounts invest in corresponding series of The Phoenix Edge Series Fund:

PHOENIX-ABERDEEN INTERNATIONAL SERIES: The investment objective of the series is to seek a high total return consistent with reasonable risk.

PHOENIX-ABERDEEN NEW ASIA SERIES: The series seeks long-term capital appreciation.

PHOENIX-AIM MID-CAP EQUITY SERIES: The investment objective of the series is to seek long-term growth of capital.


PHOENIX-ALLIANCE/BERNSTEIN GROWTH + VALUE SERIES: The investment objective of the series is long-term capital growth.


PHOENIX-DEUTSCHE DOW 30 SERIES: The series seeks to track the total return of the Dow Jones Industrial Average(SM) before fund expenses.


PHOENIX-DEUTSCHE NASDAQ-100 INDEX(R) SERIES: This non-diversified series seeks to track the total return of the Nasdaq-100 Index(R) before fund expenses.


PHOENIX-DUFF & PHELPS REAL ESTATE SECURITIES SERIES: The investment objective of the series is to seek capital appreciation and income with approximately equal emphasis.

PHOENIX-ENGEMANN CAPITAL GROWTH SERIES: The investment objective of the series is to achieve intermediate and long-term growth of capital, with income as a secondary consideration.


PHOENIX-ENGEMANN SMALL & MID-CAP GROWTH SERIES: The series seeks to achieve its objective of long-term growth of capital.

PHOENIX-GOODWIN MONEY MARKET SERIES: The investment objective of the series is to provide maximum current income consistent with capital preservation and liquidity.


PHOENIX-GOODWIN MULTI-SECTOR FIXED INCOME SERIES: The series seeks long-term total return.


PHOENIX-HOLLISTER VALUE EQUITY SERIES: The primary investment objective of the series is long-term capital appreciation and a secondary investment objective of current income.

PHOENIX-J.P. MORGAN RESEARCH ENHANCED INDEX SERIES: The investment objective of the series is to seek high total return.

PHOENIX-JANUS FLEXIBLE INCOME SERIES: The investment objective of the series is to seek to obtain maximum total return, consistent with preservation of capital.


PHOENIX-JANUS GROWTH SERIES: The investment objective of the series is to seek long-term growth of capital, in a manner consistent with the preservation of capital.

PHOENIX-MFS INVESTORS GROWTH STOCK SERIES: The series seeks long-term growth of capital and future income rather than current income.

PHOENIX-MFS INVESTORS TRUST SERIES: The series seeks long-term growth of capital and secondarily to provide reasonable current income.

PHOENIX-MFS VALUE SERIES: The series seeks capital appreciation and reasonable income.


PHOENIX-OAKHURST GROWTH AND INCOME SERIES: The investment objective of the series is to seek dividend growth, current income and capital appreciation.


PHOENIX-OAKHURST STRATEGIC ALLOCATION SERIES: The investment objective of the series is to realize as high a level of total return over an extended period of time as is considered consistent with prudent investment risk.


PHOENIX-SANFORD BERNSTEIN GLOBAL VALUE SERIES: The series seeks long-term capital appreciation.

PHOENIX-SANFORD BERNSTEIN MID-CAP VALUE SERIES: The primary investment objective of the series is to seek long-term capital appreciation, with current income as the secondary investment objective.

PHOENIX-SANFORD BERNSTEIN SMALL-CAP VALUE SERIES: The series seeks long-term capital appreciation.

PHOENIX-SENECA MID-CAP GROWTH SERIES: The investment objective of the series is to seek capital appreciation.

PHOENIX-SENECA STRATEGIC THEME SERIES: The investment objective of the series is to seek long-term appreciation of capital.

PHOENIX-VAN KAMPEN FOCUS EQUITY SERIES: The investment objective of the series is to seek capital appreciation.


AIM VARIABLE INSURANCE FUNDS
The following subaccounts invest in a corresponding fund of the AIM Variable Insurance Funds:

AIM V.I. CAPITAL APPRECIATION FUND: The investment objective of the fund is growth of capital.


AIM V.I. PREMIER EQUITY FUND: The investment objective is to achieve long-term growth of capital with income as a secondary investment objective.


THE ALGER AMERICAN FUND
The following subaccount invests in the corresponding portfolio of The Alger American Fund:

ALGER AMERICAN LEVERAGED ALLCAP PORTFOLIO: The investment objective of the portfolio is long-term capital appreciation.

FEDERATED INSURANCE SERIES
The following subaccounts invest in a corresponding fund of the Federated Insurance Series:


FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES II: The investment objective of the fund is to seek current income.

FEDERATED HIGH INCOME BOND FUND II: The investment objective of the fund is to seek high current income.


FIDELITY(R) VARIABLE INSURANCE PRODUCTS
The following subaccounts invest in corresponding portfolios of the Fidelity(R) Variable Insurance Products:

VIP CONTRAFUND(R) PORTFOLIO: The investment objective of the portfolio is to seek long-term capital appreciation.

VIP GROWTH OPPORTUNITIES PORTFOLIO: The investment objective of the portfolio is to seek to provide capital growth.

VIP GROWTH PORTFOLIO: The investment objective of the portfolio is to seek to achieve long-term capital appreciation.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
The following subaccounts invest in Class 2 shares of the corresponding funds of the Franklin Templeton Variable Insurance Products Trust:

MUTUAL SHARES SECURITIES FUND: The primary investment objective of the fund is capital appreciation with income as a secondary objective.


TEMPLETON FOREIGN SECURITIES FUND: The investment objective of the fund is long-term capital growth.

TEMPLETON GROWTH SECURITIES FUND: The investment objective of the fund is long-term capital growth.

SCUDDER VIT FUNDS
The following subaccounts invest in a corresponding fund of Scudder VIT Funds:

SCUDDER VIT EAFE(R) EQUITY INDEX FUND: The fund seeks to match the performance of the Morgan Stanley Capital International EAFE(R) Index.

SCUDDER VIT EQUITY 500 INDEX FUND: The fund seeks to replicate as closely as possible, the performance of the Standard & Poor's 500 Composite Stock Price Index.


THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
The following subaccount invests in a corresponding portfolio of The Universal Institutional Funds, Inc.:


TECHNOLOGY PORTFOLIO: The investment objective of the portfolio is to seek long-term capital appreciation.

WANGER ADVISORS TRUST
The following subaccounts invest in corresponding series of the Wanger Advisors
Trust:

WANGER FOREIGN FORTY: The investment objective of the series is to seek long-term capital growth.

WANGER INTERNATIONAL SMALL CAP: The investment objective of the series is to seek long-term capital growth.

WANGER TWENTY: The investment objective of the series is to seek long-term capital growth.


WANGER U.S. SMALLER COMPANIES: The investment objective of the series is to seek long-term capital growth.

Each series will be subject to market fluctuations and the risks that come with the ownership of any security, and there can be no assurance that any series will achieve its stated investment objective.

Each fund's prospectus contains important additional information, which you should read carefully before investing. Contact VULA at the address and telephone number on page 1 to obtain copies of the funds' prospectuses.

In addition to being sold to the Account, shares of the funds also may be sold to other separate accounts of Phoenix or its affiliates or to the separate accounts of other insurance companies.

It is possible that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the fund(s) simultaneously. Although neither we nor the fund(s) trustees currently foresee any such disadvantages either to variable life insurance policyowners or to variable annuity contract owners, the funds' trustees intend to monitor events in order to identify any material conflicts between variable life insurance policyowners and variable annuity contract owners and to determine what action, if any, should be taken in response to such conflicts. Material conflicts could, for example, result from (1) changes in state insurance laws, (2) changes in federal income tax laws, (3) an administrative or judicial decision, (4) changes in the investment management of any portfolio of the fund(s), (5) differences in voting instructions between those given by variable life insurance policyowners and those given by variable annuity contract owners or (6) a Phoenix decision to disregard policy holders' or contract owners' voting instructions. We will, at our own expense, remedy such material conflicts, including, if necessary, segregating the assets underlying the variable life insurance policies and the variable annuity contracts and establishing a new registered investment company.


INVESTMENT ADVISORS
The following are the investment advisors and subadvisors for the variable investment options:

------------------------------------------------------------------
PHOENIX INVESTMENT COUNSEL, INC. ("PIC")
------------------------------------------------------------------

Phoenix-Aberdeen International Series
Phoenix-Engemann Capital Growth Series
Phoenix-Engemann Small & Mid-Cap Growth Series
Phoenix-Goodwin Money Market Series
Phoenix-Goodwin Multi-Sector Fixed Income Series
Phoenix-Hollister Value Equity Series
Phoenix-Oakhurst Growth and Income Series
Phoenix-Oakhurst Strategic Allocation Series
Phoenix-Seneca Mid-Cap Growth Series
Phoenix-Seneca Strategic Theme Series

------------------------------------------------------------------

------------------------------------------------------------------
PIC SUBADVISORS
------------------------------------------------------------------
Roger Engemann & Associates, Inc. ("Engemann")

o    Phoenix-Engemann Capital Growth Series
o    Phoenix-Engemann Small & Mid-Cap Growth Series

------------------------------------------------------------------
Seneca Capital Management, LLC ("Seneca")

o    Phoenix-Seneca Mid-Cap Growth Series
o    Phoenix-Seneca Strategic Theme Series

------------------------------------------------------------------

------------------------------------------------------------------
PHOENIX VARIABLE ADVISORS, INC. ("PVA")
------------------------------------------------------------------

Phoenix-AIM Mid-Cap Equity Series
Phoenix-Alliance/Bernstein Growth + Value Series
Phoenix-Deutsche Dow 30 Series
Phoenix-Deutsche Nasdaq-100 Index(R) Series
Phoenix-J.P. Morgan Research Enhanced Index Series
Phoenix-Janus Flexible Income Series
Phoenix-Janus Growth Series
Phoenix-MFS Investors Growth Stock Series
Phoenix-MFS Investors Trust Series
Phoenix-MFS Value Series
Phoenix-Sanford Bernstein Global Value Series
Phoenix-Sanford Bernstein Mid-Cap Value Series
Phoenix-Sanford Bernstein Small-Cap Value Series
Phoenix-Van Kampen Focus Equity Series

------------------------------------------------------------------

------------------------------------------------------------------
PVA SUBADVISORS
------------------------------------------------------------------
AIM Capital Management, Inc.

o    Phoenix-AIM Mid-Cap Equity Series
Alliance Capital Management, L.P.
o    Phoenix-Alliance/Bernstein Growth + Value Series
o    Phoenix-Sanford Bernstein Global Value Series
o    Phoenix-Sanford Bernstein Mid-Cap Value Series
o    Phoenix-Sanford Bernstein Small-Cap Value Series
Deutsche Asset Management
o    Phoenix-Deutsche Dow 30 Series
o    Phoenix-Deutsche Nasdaq-100 Index(R) Series
J.P. Morgan Investment Management, Inc.
o    Phoenix-J.P. Morgan Research Enhanced Index Series
Janus Capital Corporation
o    Phoenix-Janus Flexible Income Series
o    Phoenix-Janus Growth Series
------------------------------------------------------------------

------------------------------------------------------------------
PVA SUBADVISORS
------------------------------------------------------------------

MFS Investment Management
o   Phoenix-MFS Investors Growth Stock Series
o   Phoenix-MFS Investors Trust Series
o   Phoenix-MFS Value Series
Morgan Stanley Asset Management
o   Phoenix-Van Kampen Focus Equity Series

------------------------------------------------------------------

------------------------------------------------------------------
DUFF & PHELPS INVESTMENT MANAGEMENT CO. ("DPIM")
------------------------------------------------------------------

Phoenix-Duff & Phelps Real Estate Securities Series

------------------------------------------------------------------

------------------------------------------------------------------
PHOENIX-ABERDEEN INTERNATIONAL ADVISORS, LLC  ("PAIA")
------------------------------------------------------------------

Phoenix-Aberdeen New Asia Series

------------------------------------------------------------------

-----------------------------------------------------------------
PAIA SUBADVISORS
-----------------------------------------------------------------
PIC

Aberdeen Fund Managers, Inc.
o   Phoenix-Aberdeen New Asia Series

-----------------------------------------------------------------


Based on subadvisory agreements with the fund, PIC and PVA as investment advisors delegate certain investment decisions and research functions to subadvisors.

PIC, DPIM and Engemann are indirect, wholly-owned subsidiaries of Phoenix Investment Partners, Ltd. ("PXP"). Seneca is a partially-owned subsidiary of PXP. PXP is an indirect, wholly-owned subsidiary of The Phoenix Companies, Inc., and is an affiliate of Phoenix and PHL Variable. PAIA is jointly owned and managed by PM Holdings, Inc., a wholly-owned subsidiary of Phoenix, and by Aberdeen Fund Managers, Inc.

PVA is a wholly-owned subsidiary of PM Holdings, Inc.

------------------------------------------------------------------
OTHER ADVISORS
------------------------------------------------------------------
AIM Advisors, Inc.
o   AIM V.I. Capital Appreciation Fund

o   AIM V.I. Premier Equity Fund

Fred Alger Management, Inc.
o   Alger American Leveraged AllCap Portfolio
Deutsche Asset Management

o   Scudder VIT EAFE(R) Equity Index Fund
o   Scudder VIT Equity 500 Index Fund

Federated Investment Management Company
o   Federated Fund for U.S. Government Securities II
o   Federated High Income Bond Fund II
Fidelity Management and Research Company
o   VIP Contrafund(R) Portfolio
o   VIP Growth Opportunities Portfolio
o   VIP Growth Portfolio
Franklin Mutual Advisers, LLC
o   Mutual Shares Securities Fund
Morgan Stanley Asset Management
o   Technology Portfolio
Templeton Global Advisors Limited
o   Templeton Growth Securities Fund
Templeton Investment Counsel, Inc.

o   Templeton Foreign Securities Fund

Wanger Asset Management, L.P.
o   Wanger Foreign Forty
o   Wanger International Small Cap
o   Wanger Twenty

o   Wanger U.S. Smaller Companies

------------------------------------------------------------------

SERVICES OF THE ADVISORS
The advisors continually furnish an investment program for each series and manage the investment and reinvestment of the assets of each series subject at all times to the authority and supervision of the Trustees. A detailed discussion of the investment advisors and subadvisors, and the investment advisory and subadvisory agreements, is contained in the accompanying prospectus for the funds.

REINVESTMENT AND REDEMPTION
All dividend distributions of a series are automatically reinvested in shares of the series at their net asset value on the date of distribution; all capital gains distributions of the fund, if any, are likewise reinvested at the net asset value on the record date. Phoenix redeems fund shares at their net asset value to the extent necessary to make payments under the policy.

SUBSTITUTION OF INVESTMENTS
We reserve the right to make additions to, deletions from, or substitutions for the investments held by the Account, subject to compliance with the law as currently applicable or as subsequently changed.

If the shares of any of the portfolios of a fund should no longer be available for investment, or if in our judgment, further investment in shares of any of the portfolios becomes inappropriate in view of the objectives of the policy, then we may substitute shares of another fund for shares already purchased, or to be purchased in the future. No substitution of fund shares held by the Account may take place without prior approval of the SEC and prior notice to you. In the event of a substitution, you will be given the option of transferring the policy value from the affected subaccount to another subaccount without penalty.

THE GUARANTEED INTEREST ACCOUNT
In addition to the Account, you may allocate premiums or transfer values to the Guaranteed Interest Account. Amounts you allocate to the Guaranteed Interest Account are deposited in our general account. You do not share in the investment experience of our general account. Rather, we guarantee a minimum rate of return on the allocated amounts. Although we are not obligated to credit interest at a higher rate than the minimum, we will credit any excess interest as determined by us based on expected investment yield information.

We reserve the right to limit total deposits and transfers to the Guaranteed Interest Account to no more than $250,000 during any one-week period per policy.

You may make transfers into the Guaranteed Interest Account at any time. In general, you may make only one transfer per year from the Guaranteed Interest Account.

The amount that can be transferred out is limited to the greatest of $1,000 or 25% of the policy value in the Guaranteed Interest Account as of the date of the transfer. You may transfer the total value out of the Guaranteed Interest Account to one or more of the subaccounts over a consecutive 4-year period according to the following schedule:

[diamond] First Year:     25% of the total value

[diamond] Second Year:    33% of remaining value

[diamond] Third Year:     50% of remaining value

[diamond] Fourth Year:    100% of remaining value

Transfers from the Guaranteed Interest Account may also be subject to other rules as described throughout this prospectus.

Because of exemptive and exclusionary provisions, we have not registered interests in our general account under the Securities Act of 1933. Also, we have not registered our general account as an investment company under the Investment Company Act of 1940, as amended. Therefore, neither the general account nor any of its interests are subject to these Acts, and the Securities and Exchange Commission has not reviewed the general account disclosures. These disclosures may, however, be subject to certain provisions of the federal securities law regarding accuracy and completeness of statements made in this prospectus.

                           PART II--POLICY INFORMATION
--------------------------------------------------------------------------------

THE POLICY
--------------------------------------------------------------------------------

ELIGIBILITY
You may purchase a policy to insure the lives of two people for whom you provide suitable evidence of insurability. Both people must be at least 18 years old. The younger must be below age 85 and the older below age 90. You must have the consent of the insured persons and a legally recognized insurable interest.

ISSUE PREMIUM
A number of factors concerning the people you insure and the policy features you desire will affect our required issue premium. The age, gender, and risk class of each life can affect the issue premium, as can policy features such as the face amount and added benefits.

The issue premium is due on the policy date. Both people must be alive when the issue premium is paid. You should deliver the issue premium payment to your registered representative, who will forward it to our underwriting department.

We will generally allocate the issue premium, less applicable charges, according to your instructions when we receive your completed application. We may issue some policies with a Temporary Money Market Allocation Amendment. Under this amendment we allocate the net issue premium and the net of other premiums paid during your Free Look Period to the Phoenix-Goodwin Money Market subaccount. When your Free Look Period expires we allocate the policy value among the subaccounts and/or the Guaranteed Interest Account according to your instructions. We may use the Temporary Money Market Allocation Amendment depending on the state of issue and under certain other circumstances.

TEMPORARY INSURANCE COVERAGE
When you submit the complete, signed application with the issue premium, we will issue you a Temporary Insurance Receipt. This will provide you with immediate insurance protection under the terms set forth in the policy and in the Receipt.

FLEXIBLE PREMIUMS
After you pay the issue premium the subsequent premiums are flexible. Please mail additional payments to VPMO at the address given on page 1.

We reduce premium payments by the premium expense charge before we apply them to your policy. We will apply this net premium among your chosen investment options. We will buy any subaccount units at the subaccount unit values next calculated after we receive the premium. We may establish maximum premium limits and may change them from time to time.

You may make additional premium payments at any time. The minimum premium payment during a grace period is the amount needed to prevent policy lapse. At all other times the minimum acceptable payment is $25.

Your policy's total premium limit will be shown on its schedule pages. This limit is applied to the sum of all premiums paid under the policy. If you exceed the total premium limit we will refund the excess, plus interest at an annual rate of at least 4%, no later than 60 days after the end of that policy year. We will adjust the policy value to reflect the refund. We take amounts to pay such a refund from the investment options in the same manner as for monthly deductions, but you may send us different written instructions. We may allow you to exceed the total premium limit if the excess premium is needed to prevent lapse or if we determine federal laws or regulations would permit the excess premium.

You may authorize your bank to draw premiums of $25 or more each month from your personal checking account.

FREE LOOK PERIOD
You have the right to review the policy and cancel it if you are not satisfied. You may cancel the policy until the later of:

[diamond] 10 days after you receive the policy; or [diamond] 10 days after we notify you in writing about your right to cancel; or [diamond] 45 days after you complete the application.

We will return to you the current policy value less any unpaid loans and loan interest. We will also return any monthly deductions, partial surrender fees and other deductions we made under the policy. We will return the premium you paid when required by State law.

If we issued your policy with the Temporary Money Market Amendment we will return the total of all premiums paid reduced by any outstanding loans and loan interest you may have and further reduced by any partial surrenders you have taken.

OUR RIGHTS OF REFUSAL
We retain the right to refuse to process your application within seven days after we receive it. Should we decline to process your application, we will return the premium you paid. We retain the right to decline to issue your policy even if we have approved your application for processing. Should we decline to issue your policy, we will refund to you the same amount we would refund had the policy been issued and returned during the Free Look Period.

TRANSFER OF POLICY VALUE

TRANSFERS
You may transfer your policy value among the available investment options and make changes to your premium payment allocations by either writing to VPMO or calling VULA between the hours of 8:30 AM and 4:00 PM, Eastern Time. (The appropriate address and telephone number are on page 1.) We will execute a written request the day we receive it at VPMO. We will execute telephone transfers on the day you make the request except as noted below.

We do not charge for transfers at this time. However, we reserve the right to charge a fee of $10 for each transfer after your first two transfers in a policy year. Should we begin imposing this charge, we would not count transfers made under a Systematic Transfer Program toward the two-transfer limit.

TRANSFER RESTRICTIONS
We do not permit transfers of less than $500 unless either

[diamond] the entire balance in the subaccount or the Guaranteed Interest
          Account is being transferred; or

[diamond] the transfer is part of a Systematic Transfer Program.

We reserve the right to prohibit a transfer to any subaccount if the value of your investment in that subaccount immediately after the transfer would be less than $500. We further reserve the right to require that the entire balance of a subaccount or the Guaranteed Interest Account be transferred if the value of your investment in that subaccount would, immediately after the transfer, be less than $500.

You may make only one transfer per policy year from the non-loaned portion of the Guaranteed Interest Account unless the transfers are made as part of a Systematic Transfer Program or unless we agree to make an exception to this rule. The amount you may transfer is limited to the greatest of $1,000 or 25% of the value of the non-loaned portion of the Guaranteed Interest Account. You may transfer policy value into the Guaranteed Interest Account at anytime.

We reserve the right to limit the number of subaccounts you may invest in to a total of 18 at any one time or over the life of the policy. We may limit you to fewer than 18 if federal or state law requires us to do so.

Excessive transfers between subaccounts could adversely affect series performance. We therefore reserve the right to terminate your transfer privileges. We also reserve the right to reject any specific request that we feel is part of a market-timing pattern. We may reject requests for more than one exchange out of a subaccount within a 30-day period. We will not accept batched transfer instructions from registered representatives acting under powers of attorney for multiple policy owners, unless the registered representative's broker-dealer firm and PHL Variable have entered into a third-party transfer service agreement.

You may not make any transfers during the Free Look Period if your policy is issued with a Temporary Money Market Allocation Amendment.

TELEPHONE TRANSFERS
We will accept telephone instructions on your behalf from your registered representative. You must send us a written request if you do not want your registered representative to have this ability.

PHL Variable and PEPCO, our national distributor, will use reasonable procedures to confirm that telephone instructions are genuine. We require verification of account information and will record telephone instructions on tape. You will receive written confirmation of all telephone transfers. PHL Variable and PEPCO may be liable for following unauthorized telephone instructions if we fail to follow our established security procedures. However, you will bear the risk of a loss resulting from instructions entered by an unauthorized third party that PHL Variable and PEPCO reasonably believe to be genuine.

We may modify or terminate your telephone transfer and allocation privileges at any time. You may find it difficult to exercise these privileges during times of extreme market volatility. In such a case, you should submit your request in writing.

SYSTEMATIC TRANSFERS
You may elect a systematic transfer program to make automatic regular transfers of policy value. You may have only one program in effect at a time. You may call VULA (see page 1) to begin a new Program. These programs are subject to availability.


DOLLAR COST AVERAGING PROGRAM: Dollar Cost Averaging periodically transfers policy value from one of the subaccounts or from the Guaranteed Interest Account (a "source account") to one or several of the available subaccounts ("target subaccounts"). You choose to make these transfers monthly, quarterly, semiannually or annually. The minimums you may transfer from the source account are:


[diamond] $25 monthly               [diamond] $150 semiannually
[diamond] $75 quarterly             [diamond] $300 annually

You must have at least $1,000 in the source account to begin a Dollar Cost Averaging Program. Should the value in the source account fall below the transfer amount, we will transfer the remaining balance and end the Program. Transfers must be made in approximately equal amounts over a minimum of 18 months. The Dollar Cost Averaging Program is not available if you invest through a bank draft program.

Dollar Cost Averaging does not ensure a profit nor guarantee against a loss in a declining market. We do not charge for this program.

ASSET REBALANCING PROGRAM: Under this program, we transfer policy value among the subaccounts to match your chosen allocation percentages. You can choose to have us make these transfers monthly, quarterly, semi-annually or annually. We do not permit transfers to or from the Guaranteed Interest Account.

Asset Rebalancing does not ensure a profit nor guarantee against a loss in a declining market. We do not charge for this program.

We make transfers under a Systematic Transfer Program based on the subaccount values on the first day of the month following our receipt of your transfer request. Should the first day of the month falls on a holiday or weekend, then the transfer will be processed on the next business day.

DETERMINATION OF SUBACCOUNT VALUES
We establish the unit value of each subaccount on the first valuation date of that subaccount. The unit value of a subaccount on any other valuation date is determined by multiplying the unit value of that subaccount on the previous valuation date by the net investment factor for that subaccount for the then current valuation period. The unit value of each subaccount on a day other than a valuation date is the unit value on the next valuation date. Unit values are carried to 6 decimal places. The unit value of each subaccount on a valuation date is determined at the end of that day.

The net investment factor for each subaccount is determined by the investment performance of the assets held by the subaccount during the valuation period. Each valuation will follow applicable law and accepted procedures. The net investment factor is determined by the formula:

  (A) + (B) - (D) where:
  --------
     (C)

(A) = The value of the assets in the subaccount on the current valuation date, including accrued net investment income and realized and unrealized capital gains and losses, but excluding the net value of any transactions during the current valuation period.

(B) = The amount of any dividend (or, if applicable, any capital gain distribution) received by the subaccount if the "ex-dividend" date for shares of the fund occurs during the current valuation period.

(C) = The value of the assets in the subaccount as of the just prior valuation date, including accrued net investment income and realized and unrealized capital gains and losses, and including the net amount of any deposits and withdrawals made during the valuation period ending on that date.

(D) = Any charges for taxes on income and capital gains plus charges for changes in tax reserves for the current valuation period.

DEATH BENEFITS

GENERAL
You choose your Death Benefit Option when you apply for your policy, and are permitted to change it. If you fail to choose, we will use Death Benefit Option 1.

Death Benefit Option 1 will pay the policy's face amount on the date of the second insured person's death but not less than the minimum death benefit.

Death Benefit Option 2 will pay the policy's face amount plus the policy value on the date of the second insured person's death but not less than the minimum death benefit.

We will determine the minimum death benefit by increasing the policy value on the date of death using the applicable percentage as shown by a table in your policy. The applicable percentage will be based on the younger insured person's attained age at the beginning of the policy year in which the second death occurs.

PARTIAL SURRENDER AND DECREASES IN FACE AMOUNT: EFFECT ON DEATH BENEFIT
A partial surrender or a decrease in face amount generally decreases the death benefit. Upon a decrease in face amount or partial surrender, a partial surrender charge may be deducted from policy value based on the amount of the decrease or partial surrender. A decrease in face amount reduces the death benefit on the next monthly calculation day. A partial surrender reduces the death benefit immediately. A decrease in the death benefit may have tax consequences.

REQUESTS FOR DECREASE IN FACE AMOUNT
You may request a decrease in face amount at any time after the first policy year. Unless we agree otherwise, the decrease must be at least $25,000 and the face amount remaining after the decrease must be at least $250,000. All face amount decrease requests must be in writing and will be effective on the first monthly calculation day following the date we approve the request. A partial surrender charge will be deducted from the policy value based on the amount of the decrease. The charge will equal the applicable surrender charge that would apply to a full surrender multiplied by a fraction. The fraction is equal to the decrease in face amount divided by the face amount of the policy before the decrease.

SURRENDERS

GENERAL
You may take a full or partial surrender of your policy at any time as long as at least one insured person is living and the policy is in force. The amount available for surrender will be the cash surrender value at the end of the valuation period during which we receive the surrender request.

We generally pay a surrendered amount within 7 days of receiving your written request in good order. You may choose to receive a surrendered amount in a lump sum or you may apply it to any of our available payment options. We may postpone surrender payments under certain circumstances.

FULL SURRENDERS
You may fully surrender your policy by sending the policy to us along with the written release and surrender of all claims in a form satisfactory to us at VPMO.

PARTIAL SURRENDERS
You may receive a part of the policy's cash surrender value by requesting a partial surrender of the policy. You must submit a written request to VPMO. We may require you to return your policy before we make payment. A partial surrender will be effective on the date we receive your written request and the returned policy, if required.

We do not normally permit partial surrenders of less than $500. We may require you to surrender the entire value allocated to an investment option if the partial surrender would result in a value below $500 in that investment option.

You may choose in what proportions we deduct the following amounts from among your investment options. If you do not choose we will make the deductions in the same manner as for monthly deductions. A partial surrender will reduce your policy value by the sum of the:

PARTIAL SURRENDER AMOUNT - the portion of the cash surrender value you choose, but not less than $500; plus

PARTIAL SURRENDER FEE of $25; plus

PRO RATED SURRENDER CHARGE. We deduct a pro rata portion of the surrender charge that would apply to a full surrender.

We will reduce your policy's cash value by the partial surrender amount paid plus the partial surrender fee. If your policy has Death Benefit Option 1, we will reduce your policy's face amount by the same amounts as described above for the reduction of policy value.

LOANS
You may generally borrow up to 90% of your policy's cash surrender value. We will count any outstanding loans and loan interest toward that 90% limit. We do not generally allow loans of less than $500.

When you take a loan, we will take an amount equal to the loan from your investment options as collateral and deposit it to the "loaned portion" of the Guaranteed Interest Account. You may instruct us how to withdraw policy value from your investment options for deposit to the loaned portion of the Guaranteed Interest Account. If you do not instruct us, we will make the withdrawal in the same manner as monthly deductions.

We charge interest on the loan at annual rates given below, compounded daily and payable in arrears:


-----------------------------------------------------------
POLICY YEARS          MOST STATES        NEW JERSEY
                                          & TEXAS
-----------------------------------------------------------
1-10:                      4%                5%
11-15:                     3%                4%
16 and after:              2%                3%
-----------------------------------------------------------


At the end of each policy year, all interest due will be treated as a new loan and will be offset by a transfer from your subaccounts and the non-loaned portion of the Guaranteed Interest Account to the loaned portion of the Guaranteed Interest Account.

We credit the loaned portion of the Guaranteed Interest Account with interest at an effective annual rate of 2% (4% in New Jersey), compounded daily and payable in arrears. At the end of each policy year, or when you repay a loan, the interest credited to the loaned portion of the Guaranteed Interest Account will be transferred to the non-loaned portion of the Guaranteed Interest Account.

You may repay a loan at any time as long as the policy is in force and at least one insured person is living. We apply loan repayments first to pay any outstanding loan interest. We then apply any remaining amount to reduce the loaned portion of the Guaranteed Interest Account and correspondingly increase the non-loaned portion of the Guaranteed Interest Account. If you make a loan repayment that exceeds the remaining loan interest and loan balance, we will apply the excess among the investment options according to your most recent premium allocation schedule on file.

We will use any loan repayment we receive during a grace period first to pay any overdue monthly deductions. We will then apply any remaining balance to reduce loan interest and any loans.

We will apply any payment we receive while you have outstanding loans to reduce loan interest and the loans, unless you designate it as a premium payment.

Failure to repay a policy loan or to pay loan interest will not terminate the policy unless your policy's cash surrender value becomes insufficient to maintain the policy in force.

The proceeds of policy loans may be subject to federal income tax under some circumstances.

A policy loan will have a permanent effect on the policy value because the investment results of the loaned portion of the Guaranteed Interest Account will differ from that of investment options. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. A policy loan can also have an effect on the policy's death benefit under Death Benefit Option 2 due to any resulting differences in policy value.

LAPSE
Payment of the issue premium, no matter how large or the payment of additional premiums will not guarantee the policy will remain in force.

If, during the first seven policy years, the policy value is less than the monthly deduction, we will allow a grace period of 61 days during which you must pay an amount equal to 3 times the required monthly deduction to prevent the policy from lapse.

If, at any time after the first seven policy years, the cash value is less than the required monthly deduction, we will allow a grace period of 61 days during which you must pay an amount equal to 3 times the required monthly deduction to prevent the policy from lapse.

If you fail to make the required payment before the 61-day grace period ends, the policy will lapse and expire without value. We will mail you notice at least 30 days before any potential lapse will occur.

The policy will remain in force during the grace period however, we will not permit any subaccount transfers, loans, full or partial surrenders. We apply any premium payment we receive during the grace period, less the premium expense charge, to first pay any monthly deductions due during the grace period. We will apply any excess premium according to your current premium allocation schedule.

The death benefit during the grace period is equal to the death benefit immediately before the grace period begins.

ADDITIONAL RIDER BENEFITS
You may elect additional benefits by selecting available riders under a policy. You may cancel these riders at any time. We may deduct a charge for each additional rider you choose. If you choose any of these riders, we will provide more details in the form of a rider attached to the policy. The following riders are currently available (if approved in your state). We may make additional riders available in future.

[diamond] Estate Term. This rider provides annually renewable term insurance coverage to age 100 of the younger of the insured persons. The rider has a target face amount that can be increased under Death Benefit Option 1. Four increase options are available:

          1. Premiums Paid Increases - provides a monthly increase equal to the premiums paid for the previous policy month.


          2. Percentage Increase - allows the total death benefit to increase each year by a whole percentage up to 5%.

          3. Dollar Increase - allows the total death benefit to increase each year by an annually fixed dollar amount.

          4. Varying Schedule Increases - provides a schedule of varying amounts to increase the total death benefit up to 10% each year.

          We assess cost of insurance charges for the rider.

[diamond] Guaranteed Death Benefit. This rider guarantees the face amount of coverage even if the policy value is insufficient to cover the monthly deduction.

          We will set a monthly guaranteed premium based on the age, gender and risk class of the insured people, the policy's face amount how long it has been in force.


          The rider will remain in effect if the conditions of the Total Cumulative Premiums Test are met monthly. Otherwise, the rider will lapse and the underlying policy will continue without the rider benefits or charges.


          o Total Cumulative Premium Test - the total premium paid less the sum of all surrender amounts is not less than the cumulative sum of all monthly guarantee premiums since policy issue.


[diamond] LifePlan Options. Subject to various limitations as set forth in the rider, the following favorable policy options may be exercised or elected on the 5th, 10th and 15th year policy anniversaries:

          1. An option to increase the total face amount of the policy by up to $1,000,000 without a medical exam requirement, while other traditional underwriting rules will still apply.

          2. An option to reduce the base policy face amount up to 50% without incurring a partial surrender charge.

          3. An option to exchange the policy for an annuity without incurring a surrender charge. This option is not available until the 10th policy anniversary.

          4. An option to split the policy into single-life policies without incurring a surrender charge and without a medical exam requirement, while other traditional underwriting rules will still apply.

          We do not charge for this rider.

[diamond] Universal Life Conversion Option. This rider permits you to convert your variable universal life policy to a fixed benefit universal life policy. We will pay a fixed minimum interest rate on the value transferred to the new universal life policy. You may make this election on or after the 15th policy anniversary. We do not charge for this rider.

[diamond] Conditional Exchange Option. This rider provides for the exchange of the policy for two new single life policies, without evidence of insurability, for either of the following events:

          1. the insured people divorce each other or

          2. a major change in federal estate tax law.

          Both of the insured persons must be living on the date of exchange and there must continue to be an insurable interest. We assess additional cost of insurance charges for this rider.

[diamond] Policy Split Option. This rider allows you to exchange your policy for two single life policies on the lives of the same people insured under this policy. You may split the policy by any percentage subject to our minimum requirements for single life policies. We do not charge for this rider, but you must provide us with satisfactory evidence of insurability.

[diamond] Four Year Survivorship Term. This rider provides a level death benefit on the second death if both the insured people die within four years of policy issue. This rider is not convertible into any other policy or coverage. The rider's face amount will be up to 125% of the policy's initial face amount. We assess additional cost of insurance charges for this rider.


[diamond] Credit of Monthly Specified Amount upon Death of Covered Insured. You may elect this rider to cover either one or both of the insured lives. Upon a covered person's death, we will credit an amount specified in the rider to the policy each month. We will treat this credit as though you have paid it as a premium (i.e., subject to the premium expense charge and your policy's total premium limit). You will designate a coverage period upon policy issue. This rider terminates upon a covered person's death or at the end of the coverage period, whichever comes first. We assess additional cost of insurance charges for this rider.


[diamond] Disability Benefit. You may elect this rider to cover one or both of the insured lives. Should a covered person become disabled before age 65, we will credit an amount specified in the rider to your policy each month. After the insured person reaches age 60, payments are limited to one year or until that person reaches age 65, if sooner.

          This rider terminates for each person upon reaching age 65. However, benefits will continue to be paid for the covered person's lifetime if he or she has been continuously disabled under the terms of the rider from attained age 60 to age 65. We assess additional cost of insurance charges for this rider.

GENERAL PROVISIONS
--------------------------------------------------------------------------------

POSTPONEMENT OF PAYMENTS
We may postpone payment of surrenders, partial withdrawals, policy loan or death benefits under certain circumstances. We may also postpone subaccount transfers under any of the following circumstances:

[diamond] We may postpone for up to six months, payment for any transaction that depends on the value of the Guaranteed Interest Account.

[diamond] We may postpone payment whenever the NYSE is closed other than for customary weekend and holiday closings or trading on the NYSE is restricted; or

[diamond] When the SEC decides an emergency exists and the sale of securities or the determination of the value of securities in the Account is not reasonably practicable.

PAYMENT BY CHECK
We may delay payments under the policy derived from premiums paid by check until the check has cleared your bank.

THE CONTRACT
The policy and attached copy of the application are the entire contract. Only statements in the application can be used to void the policy. The statements are considered representations and not warranties. Only an executive officer of PHL Variable can agree to change or waive any provisions of the policy.

SUICIDE
We will stop and void the policy if either insured person commits suicide within 2 years of the policy issue date. We will then return the policy value reduced by any outstanding debt and refund any monthly deductions and other fees and charges.

INCONTESTABILITY
We may not contest this policy or any attached rider after it has been in force for 2 years during which at least one of the insured people is alive.

CHANGE OF OWNER OR BENEFICIARY
The beneficiary you name in the policy application or subsequently change, will receive the policy benefits upon death of the last surviving insured person. If your named beneficiary dies before then, the named contingent beneficiary, if any, will become the beneficiary. If there is no surviving or named beneficiary, we will pay the death benefit to you or to your estate.

You may change the policy owner and the beneficiary as long as the policy remains in force. Changes must be made by written request, in a form satisfactory to us. A beneficiary change will take effect as of the date you sign the written notice, regardless of whether the last surviving insured person is living when we receive the notice. However, we will not be liable for any payment made or action taken before we receive your written notice.

ASSIGNMENT
You may assign the policy. We will not be bound by the assignment until we receive a written copy of the assignment nor will we be liable for any payment made before then. We assume no responsibility for determining whether an assignment is valid.

MISSTATEMENTS
If you incorrectly state the age or gender of either insured person, we will adjust the death benefit to reflect the correct cost of insurance rate. The adjusted death benefit will equal the coverage our most recent cost of insurance deduction would provide based on the insured persons' correct personal information.

SURPLUS
This nonparticipating policy does not pay dividends. You will not share in PHL Variable's surplus earnings.

PAYMENT OF POLICY PROCEEDS
--------------------------------------------------------------------------------
SURRENDER AND DEATH BENEFIT PROCEEDS
We will process death benefits and full or partial surrenders at unit values next computed after we receive the request for surrender or due proof of death, provided such request is complete and in good order. Payment of surrender or death proceeds usually will be made in one lump sum within 7 days, unless another payment option has been elected. Payment of the death proceeds, however, may be delayed if the claim for payment of the death proceeds needs to be investigated; e.g., to ensure payment of the proper amount to the proper payee. Any such delay will not be beyond that reasonably necessary to investigate such claims consistent with insurance practices customary in the life insurance industry. Under this policy, the death proceeds will be paid upon the death of the last surviving insured.

You may elect a payment option for payment of the death proceeds to the beneficiary. You may do this only before the second death. You may revoke or change a prior election, unless such right has been waived. The beneficiary may make or change an election before payment of the death proceeds, unless you have made an election that does not permit such further election or changes by the beneficiary.

A written request in a form satisfactory to us is required to elect, change or revoke a payment option.

The minimum amount of surrender or death proceeds that may be applied under any payment option is $1,000.

If the policy is assigned as collateral security, we will pay any amount due the assignee in one lump sum. Any remaining proceeds will remain under the option elected.

PAYMENT AMOUNT
We will make the death benefit payment based on the death benefit option in effect at the time.

------------------------------------------------------------------
                             Value we apply to payment option
------------------------------------------------------------------
Death Benefit Option 1       Policy face amount
------------------------------------------------------------------
Death Benefit Option 2       Policy face amount plus policy value
------------------------------------------------------------------

We will pay the minimum death benefit if it is greater under your chosen option.

The cash surrender value is the maximum payable for surrender.

PAYMENT OPTIONS
All or part of the surrender or death proceeds of a policy may be applied under one or more of the following payment options. We may offer other payment options or alternative versions of these options in future. Your policy will have more information about the payment options.

PAYMENT OPTION 1--LUMP SUM
We pay all proceeds as one sum.

PAYMENT OPTION 2--LEFT TO EARN INTEREST
We pay interest on the principal for the beneficiary's lifetime. We guarantee an annual interest rate of at least 3%.

PAYMENT OPTION 3--PAYMENT FOR A SPECIFIC PERIOD
We pay equal installments for a specified period whether the payee lives or dies. We make the first payment on the date of settlement. We guarantee an annual assumed interest rate on the unpaid balance of at least 3%.

PAYMENT OPTION 4--LIFE ANNUITY WITH SPECIFIED PERIOD CERTAIN
We will pay equal installments for the specified period certain, and continue to make payments as long as the payee lives. There is a choice of three period certains:

o   10 years; or

o   20 years; or

o   until the installments paid refund the amount applied under this option.

If the payee is not living when the final payment falls due, that payment will be limited to the amount which needs to be added to the payments already made to equal the amount applied under this option.

If, for the age of the payee, a period certain is chosen that is shorter than another period certain paying the same installment amount, we will consider the longer period certain as having been elected.

We use an annual interest rate of 33/8 % to compute payments for any life annuity with a period certain of less than 20 years. We use an annual interest rate of 3 1/4% to compute payments for any life annuity with a period certain of 20 years or more.

PAYMENT OPTION 5--LIFE ANNUITY
We pay equal installments to the payee for life beginning on the date of settlement. When the payee dies we will make no more payments of any kind. We will use a guaranteed annual interest rate of at least 3 1/2% to compute payments under this option.

PAYMENT OPTION 6--PAYMENTS OF A SPECIFIED AMOUNT
We pay equal installments out of the principal and interest on that principal until the principal remaining is less than the amount of the installment. We then make a final payment of the remaining principal and interest. We pay the first installment on the date of settlement. Payments will include interest on the remaining principal at a guaranteed annual rate of at least 3%. We will credit interest at the end of each year. Should the interest credited at the end of the year exceed the income payments made in the preceding 12 months, we will pay the excess in one sum.

PAYMENT OPTION 7--JOINT SURVIVORSHIP ANNUITY WITH 10-YEAR PERIOD CERTAIN
We pay equal installments beginning on the settlement date for a minimum of ten years continuing thereafter as long as either payee is alive. Should both payees die before the 10-year period certain ends, we will make the remaining payments to their beneficiaries.

The younger payee must be at least 40 years old. We will use a guaranteed annual interest rate of at least 3-3/8% to compute payments under this option.

                      PART III--OTHER IMPORTANT INFORMATION
--------------------------------------------------------------------------------


FEDERAL INCOME TAX CONSIDERATIONS
--------------------------------------------------------------------------------

INTRODUCTION
This discussion is general in nature and is not intended as income tax advice. We make no attempt to consider any estate and inheritance taxes, or any state, local or other tax laws. Because this discussion is based upon our understanding of federal income tax laws as they are currently interpreted, we cannot guarantee the tax status of any policy. The Internal Revenue Service ("IRS") makes no representation regarding the likelihood of continuation of current federal income tax laws, U.S. Treasury regulations or of the current interpretations. We reserve the right to make changes to the policy to assure that it will continue to qualify as a life insurance contract for federal income tax purposes.

The ultimate effect of federal income taxes on values under the Account and on the economic benefit to you or your beneficiary depends on PHL Variable's income tax status and upon the income tax status of the individual concerned. You should consult an income tax advisor for complete information on federal and state income tax considerations.

PHL VARIABLE'S INCOME TAX STATUS
PHL Variable is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended (the "Code"). For federal income tax purposes, neither the Account nor the Guaranteed Interest Account is a separate entity from PHL Variable and its operations form a part of PHL Variable.

Investment income and realized capital gains on the assets of the Account are reinvested and taken into account in determining the value of the Account. Investment income of the Account, including realized net capital gains, is not taxed to PHL Variable. Due to PHL Variable's income tax status under current provisions of the Code, no charge currently will be made to the Account for PHL Variable's federal income taxes, which may be attributable to the Account. PHL Variable reserves the right to make a deduction for taxes if the federal income tax treatment of PHL Variable is determined to be other than what PHL Variable currently believes it to be, if changes are made affecting the income tax treatment to PHL Variable of variable life insurance contracts, or if changes occur in PHL Variable's income tax status. If imposed, such charge would be equal to the federal income taxes attributable to the investment results of the Account.

POLICY BENEFITS

DEATH BENEFIT PROCEEDS
The policy, whether or not it is a modified endowment contract (see "Modified Endowment Contracts"), should be treated as meeting the definition of a life insurance contract for federal income tax purposes, under Section 7702 of the Code. As such, the death benefit proceeds thereunder should be excludable from the gross income of the Beneficiary under Code Section 101(a)(1). Also, a policy owner should not be considered to be in constructive receipt of the cash surrender value, including investment income. See, however, the sections below on possible taxation of amounts received under the policy, via full surrender, partial surrender or loan.

Code Section 7702 imposes certain conditions with respect to premiums received under a policy. PHL Variable intends to monitor the premiums to assure compliance with such conditions. However, if the premium limitation is exceeded during the year, PHL Variable may return the excess premium, with interest, to the policy owner within 60 days after the end of the policy year, and maintain the qualification of the policy as life insurance for federal income tax purposes.

FULL SURRENDER
Upon full surrender of a policy for its cash surrender value, the excess, if any, of the cash surrender value (unreduced by any outstanding indebtedness) over the premiums paid will be treated as ordinary income for federal income tax purposes. The full surrender of a policy that is a modified endowment contract may result in the imposition of an additional 10% tax on any income received.


PARTIAL SURRENDER
If the policy is a modified endowment contract, partial surrenders and other distributions are fully taxable to the extent of income in the policy and are possibly subject to an additional 10% tax. See the discussion on modified endowment contracts below. If the policy is not a modified endowment contract, partial surrenders still may be taxable, as follows. Code Section 7702(f)(7) provides that where a reduction in death benefits occurs during the first 15 years after a policy is issued and there is a cash distribution associated with that reduction, a policy owner may be taxed on all or a part of the amount distributed. A reduction in death benefits may result from a partial surrender. After 15 years, the proceeds will not be subject to tax, except to the extent such proceeds exceed the total amount of premiums paid but not previously recovered. PHL Variable suggests you consult with your tax advisor in advance of a proposed decrease in death benefits or a partial surrender as to the portion, if any, which would be subject to tax, and in addition as to the impact such partial surrender might have under the new rules affecting modified endowment contracts.


LOANS
PHL Variable believes that any loan received under a policy will be treated as indebtedness of a policy owner. If the policy is a modified endowment contract, loans are fully taxable to the extent of income in the policy and are possibly subject to an additional 10% tax. See the discussion on modified endowment contracts below. If the policy is not a modified endowment contract, PHL Variable believes that no part of any loan under a policy will constitute income to a policy owner.

The deductibility by a policy owner of loan interest under a policy may be limited under Code Section 264, depending on circumstances. A policy owner intending to fund premium payments through borrowing should consult a tax advisor with respect to the tax consequences thereof. Under the "personal" interest limitation provisions of the Code, interest on policy loans used for personal purposes is not tax deductible. Other rules may apply to allow all or part of the interest expense as a deduction if the loan proceeds are used for "trade or business" or "investment" purposes. See your tax advisor for further guidance.

BUSINESS-OWNED POLICIES
If a business or a corporation owns the policy, the Code may impose additional restrictions. The Code limits the interest deduction on business-owned policy loans and may impose tax upon the inside build-up of corporate-owned life insurance policies through the corporate alternative minimum tax.

MODIFIED ENDOWMENT CONTRACTS

GENERAL
Pursuant to Code Section 72(e), loans and other amounts received under modified endowment contracts will, in general, be taxed to the extent of accumulated income (generally, the excess of cash surrender value over premiums paid).

Life insurance policies can be modified endowment contracts if they fail to meet what is known as "the 7-pay test." This test compares your policy to a hypothetical life insurance policy of equal face amount that is "fully paid-up," after payment of 7 equal annual premiums, thereafter providing a level death benefit with no further premiums. A policy becomes a modified endowment contract, if, at any time during the first 7 years, the cumulative premium paid on the policy exceeds the cumulative premium that would have been paid under the hypothetical policy.

Excluded from the 7-pay test are any premiums paid during a policy year that we return with interest within the 60 days following the end of the policy year. A life insurance policy received in exchange for a modified endowment contract will be treated as a modified endowment contract.

REDUCTION IN BENEFITS DURING THE FIRST 7 YEARS

If there is a reduction in death benefits or reduction or elimination of any Additional Rider Benefit previously elected during the first 7 policy years, the premiums are redetermined for purposes of the 7-pay test as if the policy originally had been issued at the reduced death benefit level and the new limitation is applied to the cumulative amount paid for each of the first 7 policy years.


DISTRIBUTIONS AFFECTED
If a policy fails to meet the 7-pay test, it is considered a modified endowment contract only as to distributions in the year in which the test is failed and all subsequent policy years. However, distributions made in anticipation of such failure (there is a presumption that distributions made within 2 years prior to such failure were "made in anticipation") also are considered distributions under a modified endowment contract. If the policy satisfies the 7-pay test for 7 years, distributions and loans generally will not be subject to the modified endowment contract rules.

PENALTY TAX
Any amount taxable under the modified endowment contract rule will be subject to an additional 10% excise tax, with certain exceptions. This additional tax will not apply in the case of distributions that are:

[diamond] made on or after the taxpayer attains age 59 1/2; or

[diamond] attributable to the taxpayer's disability (within the meaning of Code
          Section 72(m)(7)); or

[diamond] part of a series of substantially equal periodic payments (not less often than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or life expectancies) of the taxpayer and his beneficiary.

MATERIAL CHANGE RULES

Any determination of whether the policy meets the 7-pay test will begin again any time the policy undergoes a "material change," which includes any increase in death benefits or any increase in or addition of a qualified additional benefit, or any increase in or addition of any rider benefit available as an Additional Rider Benefit (described above) with the following 2 exceptions:


[diamond] first, if an increase is attributable to premiums paid "necessary to fund" the lowest death benefit and qualified additional benefits payable in the first 7 policy years or to the crediting of interest or dividends with respect to these premiums, the "increase" does not constitute a material change.

[diamond] second, to the extent provided in regulations, if the death benefit or qualified additional benefit increases as a result of a cost-of-living adjustment based on an established broad-based index specified in the policy, this does not constitute a material change if:

          o the cost-of-living determination period does not exceed the remaining premium payment period under the policy, and
          o the cost-of-living increase is funded ratably over the remaining premium payment period of the policy.

A reduction in death benefits is not considered a material change unless accompanied by a reduction in premium payments.

A material change may occur at any time during the life of the policy (within the first 7 years or thereafter), and future taxation of distributions or loans would depend upon whether the policy satisfied the applicable 7-pay test from the time of the material change. An exchange of policies is considered to be a material change for all purposes.

SERIAL PURCHASE OF MODIFIED ENDOWMENT CONTRACTS
All modified endowment contracts issued by the same insurer (or affiliated companies of the insurer) to the same policy owner within the same calendar year will be treated as one modified endowment contract in determining the taxable portion of any loans or distributions made to the policy owner. The U.S. Treasury has been given specific legislative authority to issue regulations to prevent the avoidance of the new distribution rules for modified endowment contracts.

You should consult an income tax advisor regarding the tax consequences of purchasing more than one modified endowment contract within a calendar year.

LIMITATIONS ON UNREASONABLE MORTALITY AND EXPENSE CHARGES
The Code imposes limitations on unreasonable mortality and expense charges for purposes of ensuring that a policy qualifies as a life insurance contract for federal income tax purposes. The mortality charges taken into account to compute permissible premium levels may not exceed those charges required to be used in determining the federal income tax reserve for the policy, unless U.S. Treasury regulations prescribe a higher level of charge. In addition, the expense charges taken into account under the guideline premium test are required to be reasonable, as defined by the U.S. Treasury regulations. PHL Variable intends to comply with the limitations in calculating the premium it is permitted to receive from you.

QUALIFIED PLANS
A policy may be used in conjunction with certain qualified plans. Since the rules governing such use are complex, you should not use the policy in conjunction with a qualified plan until you have consulted a competent pension consultant or tax advisor.

DIVERSIFICATION STANDARDS
To comply with the Diversification Regulations under Code Section 817(h), ("Diversification Regulations") each series of the funds is required to diversify its investments. The Diversification Regulations generally require that on the last day of each calendar quarter that the series assets be invested in no more than:

[diamond] 55% in any 1 investment

[diamond] 70% in any 2 investments

[diamond] 80% in any 3 investments

[diamond] 90% in any 4 investments

A "look-through" rule applies to treat a pro rata portion of each asset of a series as an asset of the Account; therefore, each series of the fund will be tested for compliance with the percentage limitations. For purposes of these diversification rules, all securities of the same issuer are treated as a single investment, but each United States government agency or instrumentality is treated as a separate issuer.

The general diversification requirements are modified if any of the assets of the Account are direct obligations of the U.S. Treasury. In this case, there is no limit on the investment that may be made in U.S. Treasury securities, and for purposes of determining whether assets other than Treasury securities are adequately diversified, the generally applicable percentage limitations are increased based on the value of the Account's investment in U.S. Treasury securities. Notwithstanding this modification of the general diversification requirements, the portfolios of the funds will be structured to comply with the general diversification standards because they serve as an investment vehicle for certain variable annuity contracts that must comply with these standards.

In connection with the issuance of the Diversification Regulations, the U.S. Treasury announced that such regulations do not provide guidance concerning the extent to which you may direct your investments to particular divisions of a separate account. It is possible that a revenue ruling or other form of administrative pronouncement in this regard may be issued in the near future. It is not clear, at this time, what such a revenue ruling or other pronouncement will provide. It is possible that the policy may need to be modified to comply with such future U.S. Treasury announcements. For these reasons, PHL Variable reserves the right to modify the policy, as necessary, to prevent you from being considered the owner of the assets of the Account.

PHL Variable intends to comply with the Diversification Regulations to assure that the policies continue to qualify as a life insurance contract for federal income tax purposes.

CHANGE OF OWNERSHIP OR INSURED OR ASSIGNMENT
Changing the policy owner, or one or both of the insured persons or an exchange or assignment of the policy may have tax consequences depending on the circumstances. Code Section 1035 provides that a life insurance contract can be exchanged for another life insurance contract, without recognition of gain or loss, assuming that no money or other property is received in the exchange, and that the policies relate to the same insured persons. If the surrendered policy is subject to a policy loan, this may be treated as the receipt of money on the exchange.

We recommend that any person contemplating such actions seek the advice of an income tax advisor.

OTHER TAXES
Federal estate tax, state and local estate, inheritance and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary.

We do not make any representations or guarantees regarding the tax consequences of a policy with respect to these types of taxes.

VOTING RIGHTS
--------------------------------------------------------------------------------
We will vote the series' shares held by the subaccounts at any regular and special meetings of shareholders of the funds. To the extent required by law, such voting will be pursuant to instructions received from you. However, if the 1940 Act or any regulation thereunder should be amended or if its present interpretation should change, and as a result we decide that we are permitted to vote the series' shares at our own discretion, we may elect to do so.

The number of votes that you have the right to cast will be determined by applying your percentage interest in a subaccount to the total number of votes attributable to the subaccount. In determining the number of votes, fractional shares will be recognized.

Series shares held in a subaccount for which no timely instructions are received, and series shares which are not otherwise attributable to policy owners, will be voted by PHL Variable in proportion to the voting instructions that are received with respect to all policies participating in that subaccount. Instructions to abstain on any item to be voted upon will be applied to reduce the votes eligible to be cast by PHL Variable.

You will receive proxy materials, reports and other materials related to the funds.

We may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the subclassification or investment objective of one or more of the portfolios of the funds or to approve or disapprove an investment advisory contract for the funds. In addition, PHL Variable itself may disregard voting instructions in favor of changes initiated by a policy owner in the investment policies or the investment advisor of the funds if PHL Variable reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities or we decide that the change in the investment policy for a series may result in overly speculative or unsound investments. In the event PHL Variable does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next periodic report to policy owners.

THE DIRECTORS AND EXECUTIVE OFFICERS
OF PHL VARIABLE INSURANCE COMPANY
--------------------------------------------------------------------------------

PHL Variable Insurance Company is managed by our Board of Directors. The following are our Directors and Executive Officers and their principal occupations during the past five years.

DIRECTORS                   PRINCIPAL OCCUPATION FOR THE PAST 5 YEARS
---------                   -----------------------------------------

Robert W. Fiondella         Chairman and Chief Executive
                            Officer,
                            The Phoenix Companies, Inc.
                            Hartford, Connecticut
                            Various positions with Phoenix
                            Life Insurance Company and its
                            subsidiaries

Michael J. Gilotti          Senior Vice President,
                            Phoenix Life Insurance Company,
                            Hartford, Connecticut
                            Formerly held various positions
                            with Aetna Retirement Services,
                            Hartford, Connecticut

Robert E. Primmer           Senior Vice President,
                            Phoenix Life Insurance Company,
                            Hartford, Connecticut
                            Various positions with Phoenix
                            Life Insurance Company and its
                            subsidiaries

Simon Y. Tan                Executive Vice President,
                            Phoenix Life Insurance Company
                            Hartford, Connecticut
                            Various positions with Phoenix
                            Life Insurance Company and its
                            subsidiaries

Dona D. Young               President,
                            The Phoenix Companies
                            Hartford, Connecticut
                            Various positions with Phoenix
                            Life Insurance Company and its
                            subsidiaries

EXECUTIVE OFFICERS, TITLE   PRINCIPAL OCCUPATION FOR THE PAST 5 YEARS
-------------------------   -----------------------------------------

Simon Y. Tan, President     Executive Vice President,
                            Phoenix Life Insurance Company
                            Hartford, Connecticut
                            Various positions with Phoenix
                            Life Insurance Company and its
                            subsidiaries

EXECUTIVE OFFICERS, TITLE   PRINCIPAL OCCUPATION FOR THE PAST 5 YEARS
-------------------------   -----------------------------------------
Michael J. Gilotti,         Senior Vice President,
Senior Vice President       Phoenix Life Insurance Company,
                            Hartford, Connecticut
                            Formerly held various positions
                            with Aetna Retirement Services,
                            Hartford, Connecticut

Louis J. Lombardi, Senior   Senior Vice President,
Vice President              Phoenix Life Insurance Company,
                            Hartford, Connecticut
                            Various positions with Phoenix
                            Life Insurance Company and its
                            subsidiaries

Robert E. Primmer, Senior   Senior Vice President,
Vice President              Phoenix Life Insurance Company,
                            Hartford, Connecticut
                            Various positions with Phoenix
                            Life Insurance Company and its
                            subsidiaries

Christopher M. Wilkos,      Senior Vice President,
Senior Vice President       The Phoenix Company, Inc.
                            Formerly held various positions
                            with Phoenix Life Insurance
                            Company and its subsidiaries;
                            Formerly Vice President,
                            Portfolio Strategy, Connecticut
                            Mutual Life Insurance Company

SAFEKEEPING OF THE ACCOUNT'S ASSETS
--------------------------------------------------------------------------------

PHL Variable holds the Account's assets separate and apart from our General Account. We maintain records of all purchases and redemptions of fund shares.


SALES OF POLICIES
--------------------------------------------------------------------------------
Policies may be purchased from registered representatives of WS Griffith Securities, Inc. (formerly known as W.S. Griffith & Co., Inc.) ("WSG"), a New York corporation incorporated on August 7, 1970, licensed to sell PHL Variable insurance policies as well as policies, annuity contracts and funds of companies affiliated with Phoenix. WSG is an indirect, wholly owned subsidiary of The Phoenix Companies, Inc., and is an affiliate of Phoenix. WSG is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934 ("1934 Act") and is a member of the National Association of Securities Dealers, Inc. Phoenix Equity Planning Corporation ("PEPCO") serves as national distributor of the policies. PEPCO is located at 56 Prospect Street, Hartford, Connecticut. PEPCO is also an indirect, wholly owned subsidiary of The Phoenix Companies and is an affiliate of Phoenix.

Policies may also be purchased through other broker-dealers or entities registered under or exempt under the Securities Exchange Act of 1934, whose representatives are authorized by applicable law to sell contracts under terms of agreement provided by PEPCO.

Sales commissions will be paid to registered representatives on premiums we receive under these policies.

STATE REGULATION
--------------------------------------------------------------------------------
PHL Variable is subject to the provisions of Connecticut insurance law applicable to life insurance companies and to regulation and supervision by the Connecticut Insurance Commissioner. We are also subject to the insurance laws of all the other states and jurisdictions in which we do insurance business.

State regulation of PHL Variable includes certain limitations on the investments that it may make, including investments for the Account and the Guaranteed Interest Account. It does not include any supervision over the investment policies of the Account.

REPORTS
--------------------------------------------------------------------------------
We will furnish all policy owners with those reports required by the 1940 Act and related regulations or by any other applicable law or regulation.

LEGAL PROCEEDINGS
--------------------------------------------------------------------------------
The Account is not engaged in any litigation. PHL Variable is not involved in any litigation that would have a material adverse effect on the ability of PHL Variable to meet its obligations under the policies.

LEGAL MATTERS
--------------------------------------------------------------------------------

Richard J. Wirth, Counsel and Brian A. Giantonio, Counsel of PHL Variable, has passed upon the organization of PHL Variable, its authority to issue variable life insurance policies and the validity of the policy, and upon legal matters relating to the federal securities and income tax laws for PHL Variable.


REGISTRATION STATEMENT
--------------------------------------------------------------------------------
A Registration Statement has been filed with the SEC, under the Securities Act of 1933 ("1933 Act") with respect to the securities offered. This prospectus is a summary of the contents of the policy and other legal documents and does not contain all the information set forth in the Registration Statement and its exhibits. We refer you to the registration statement and its exhibits for further information concerning the Account, PHL Variable and the policy.

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
The financial statements of PHL Variable Insurance Company as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 appear in the pages that follow. The financial statements of PHL Variable Insurance Company included herein should be considered only as bearing upon the ability of PHL Variable Insurance Company to meet its obligations under the policies. You should not consider them as bearing on the investment performance of the assets held in the Account or the Guaranteed Interest Account that we credit during a guarantee period. In addition, the Unaudited Interim Financial Statements of PHL Variable Insurance Company as of March 31, 2002 and the results of its operations and cash flows for the periods indicated also appear in the pages that follow.

PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT
    FINANCIAL STATEMENTS

     As of December 31, 2001, there had been no sales of the product described in this prospectus and, therefore, no deposits were made to the PHLVIC Variable Universal Life Account. Accordingly, there are no financial statements for the year ended December 31, 2001.

         PHL VARIABLE
         INSURANCE COMPANY
         (A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
         FINANCIAL STATEMENTS
         DECEMBER 31, 2001 AND 2000

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            PAGE

Report of Independent Accountants............................................F-3

Balance Sheets...............................................................F-4

Statements of Income, Comprehensive Income and Equity........................F-5

Statements of Cash Flows.....................................................F-6

Notes to Financial Statements.........................................F-7 - F-21

PRICEWATERHOUSECOOPERS [logo]

--------------------------------------------------------------------------------







                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of PHL Variable Insurance Company

In our opinion, the accompanying balance sheets and the related statements of income, comprehensive income and equity and cash flows present fairly, in all material respects, the financial position of PHL Variable Insurance Company at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP
Hartford, Connecticut
February 5, 2002

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                                       AS OF DECEMBER 31,
                                                                               ------------------------------------
                                                                                    2001                2000
                                                                               ----------------    ----------------
                                                                               (IN THOUSANDS, EXCEPT SHARE DATA)
ASSETS:
Investments:
     Held-to-maturity debt securities, at amortized cost                          $        -          $     13,697
     Available-for-sale debt securities, at fair value                                 786,266             144,217
     Policy loans, at unpaid principal                                                     896                 710
     Short-term investments, at amortized cost                                           3,114                 -
     Other invested assets                                                               2,397               1,618
                                                                               ----------------    ----------------
         Total investments                                                             792,673             160,242
Cash and cash equivalents                                                              171,444              80,779
Accrued investment income                                                                5,787               1,381
Deferred policy acquisition costs                                                      164,987              84,842
Deferred and uncollected premiums                                                        7,605               6,790
Other assets                                                                            22,491               1,942
Goodwill, net                                                                              247                 349
Separate account assets                                                              1,539,476           1,321,582
                                                                               ----------------    ----------------

         Total assets                                                             $  2,704,710        $  1,657,907
                                                                               ================    =================

LIABILITIES:
     Policyholder deposit funds                                                   $    865,970        $    195,393
     Policy liabilities and accruals                                                    47,131              24,062
     Deferred income taxes                                                              27,426               3,784
     Other liabilities                                                                  25,712              18,898
     Separate account liabilities                                                    1,534,345           1,321,582
                                                                               ----------------    ----------------

         Total liabilities                                                           2,500,584           1,563,719
                                                                               ----------------    ----------------
Commitments and contingencies (Note 13)

EQUITY:
     Common stock, $5,000 par value (1,000
         shares authorized, 500 shares issued and outstanding)                           2,500               2,500
     Additional paid-in capital                                                        184,864              79,864
     Retained earnings                                                                  14,803              11,553
     Accumulated other comprehensive income                                              1,959                 271
                                                                               ----------------    ----------------

         Total equity                                                                  204,126              94,188
                                                                               ----------------    ----------------

         Total liabilities and equity                                             $  2,704,710        $  1,657,907
                                                                               ================    ================


        The accompanying notes are an integral part of these statements.

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
STATEMENTS OF INCOME, COMPREHENSIVE INCOME AND EQUITY
--------------------------------------------------------------------------------

                                                                           FOR THE YEAR ENDED DECEMBER 31,
                                                                   -------------------------------------------------
                                                                        2001             2000             1999
                                                                   ---------------  ---------------  ---------------
                                                                                    (IN THOUSANDS)
REVENUES:
     Premiums                                                           $   5,129        $   6,168        $   9,838
     Insurance and investment product fees                                 32,379           30,098           20,618
     Net investment income                                                 30,976            9,197            3,871
     Net realized investment (losses) gains                                (1,196)             116               27
                                                                   ---------------  ---------------  ---------------
         Total revenues                                                    67,288           45,579           34,354
                                                                   ---------------  ---------------  ---------------

BENEFITS AND EXPENSES:
     Policy benefits and increase in policy liabilities                    39,717           17,056            9,248
     Amortization of deferred policy acquisition costs                      8,477           15,765            4,747
     Other operating expenses                                              15,305           14,006           11,130
                                                                   ---------------  ---------------  ---------------
         Total benefits and expenses                                       63,499           46,827           25,125
                                                                   ---------------  ---------------  ---------------

INCOME (LOSS) BEFORE INCOME TAXES                                           3,789           (1,248)           9,229

Income tax expense (benefit)                                                  539           (1,263)           3,230
                                                                   ---------------  ---------------  ---------------
NET INCOME                                                                  3,250               15            5,999
                                                                   ---------------  ---------------  ---------------

Other comprehensive income (loss), net of income taxes
    Unrealized gain on security transfer from
       held-to-maturity to available-for-sale                                 359              -                -
     Unrealized gains (losses) on securities                                2,155            1,002             (915)
     Unrealized losses on derivatives                                        (334)             -                -
    Reclassification adjustment for net realized
       gains included in net income                                          (492)             (18)              (5)
                                                                   ---------------  ---------------  ---------------
         Total other comprehensive income (loss)                            1,688              984             (920)
                                                                   ---------------  ---------------  ---------------

Comprehensive income                                                        4,938              999            5,079
Capital contributions                                                     105,000           15,000           29,000
                                                                   ---------------  ---------------  ---------------
Net increase in equity                                                    109,938           15,999           34,079
Equity, beginning of year                                                  94,188           78,189           44,110
                                                                   ---------------  ---------------  ---------------
Equity, end of year                                                     $ 204,126        $  94,188        $  78,189
                                                                   ===============  ===============  ================




        The accompanying notes are an integral part of these statements.

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------


                                                                         FOR THE YEAR ENDED DECEMBER 31,

                                                              ------------------------------------------------------
                                                                   2001               2000                1999
                                                              ---------------    ----------------    ---------------
                                                                                 (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                        $    3,250             $    15         $    5,999

ADJUSTMENTS TO RECONCILE NET INCOME TO NET
     CASH USED FOR OPERATING ACTIVITIES:
Net realized investment losses (gains)                                 1,196                (116)               (27)
Amortization of goodwill                                                 102                 102                102
Deferred income taxes                                                 22,733               3,045              2,883
Increase in accrued investment income                                 (4,406)               (595)              (275)
Increase in deferred policy acquisition costs                        (81,588)            (23,845)           (23,807)
Change in other assets/liabilities                                      (540)             19,447              8,856
                                                              ---------------    ----------------    ---------------

Net cash used for operating activities                               (59,253)             (1,947)            (6,269)
                                                              ---------------    ----------------    ---------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales:
     Available-for-sale debt securities                               34,165               1,513              5,974
Proceeds from maturities:
     Available-for-sale debt securities                                7,400                 500              5,550
     Held-to-maturity debt securities                                    -                 1,200                -
Proceeds from repayments:
     Available-for-sale debt securities                               95,307              23,123                140
     Held-to-maturity debt securities                                  3,963               3,175                623
Purchase of available-for-sale debt securities                      (740,143)           (110,700)           (33,397)
Purchase of held-to-maturity debt securities                         (22,272)             (7,683)            (7,000)
Increase in policy loans                                                (186)               (188)              (273)
Change in short-term investments, net                                 (3,114)                -                  -
Change in other invested assets                                         (779)               (517)               -
Other, net                                                               -                   -                  (68)
                                                              ---------------    ----------------    ---------------

Net cash used for investing activities                              (625,659)            (89,577)           (28,451)
                                                              ---------------    ----------------    ---------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contributions from parent                                    105,000              15,000             29,000
Increase in policyholder deposit funds, net of
     interest credited                                               670,577             131,163             24,540
                                                              ---------------    ----------------    ---------------

Net cash provided by financing activities                            775,577             146,163             53,540
                                                              ---------------    ----------------    ---------------

Net change in cash and cash equivalents                               90,665              54,639             18,820
Cash and cash equivalents, beginning of year                          80,779              26,140              7,320
                                                              ---------------    ----------------    ---------------

Cash and cash equivalents, end of year                            $  171,444          $   80,779         $   26,140
                                                              ==============     ===============     ===============
SUPPLEMENTAL CASH FLOW INFORMATION:
Income taxes (received) paid, net                                 $   (5,357)         $   (2,660)        $    3,338



        The accompanying notes are an integral part of these statements.

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.    DESCRIPTION OF BUSINESS

      PHL Variable Insurance Company ("PHL Variable") offers variable, fixed annuity and non-participating life insurance products in the United States of America. PHL Variable is a wholly-owned subsidiary of PM Holdings, Inc. ("PM Holdings"). PM Holdings is a wholly-owned subsidiary of Phoenix Life Insurance Company ("PLIC") (formerly, Phoenix Home Life Mutual Insurance Company).

      PLIC is a wholly-owned subsidiary of The Phoenix Companies, Inc., a publicly traded company ("Phoenix"). On June 25, 2001 Phoenix Home Life Mutual Insurance Company converted from a mutual life insurance company to a stock life insurance company and changed its name to PLIC.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF PRESENTATION

      These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates used in determining insurance and contractholder liabilities, related reinsurance recoverables, income taxes and valuation allowances for investment assets are discussed throughout the Notes to Financial Statements. Certain reclassifications have been made to the 1999 and 2000 amounts to conform with the 2001 presentation.

      VALUATION OF INVESTMENTS

      Investments in debt securities include bonds, mortgage-backed and asset-backed securities. PHL Variable classified its debt securities as either held-to-maturity or available-for-sale investments. Prior to 2001, debt securities held-to-maturity consisted of private placement bonds reported at amortized cost, net of impairments, that management intended and had the ability to hold until maturity. Debt securities available-for-sale are reported at fair value with unrealized gains or losses included in equity and consist of public bonds that management may not hold until maturity. Debt securities are considered impaired when a decline in value is considered to be other than temporary.

      In 2001, management decided, as part of Phoenix's conversion to a public company, that held-to-maturity securities should be reclassified to available-for-sale debt securities. See Note 3 - "Investments."

      For the mortgage-backed and asset-backed bond portion of the debt security portfolio, PHL Variable recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments, and any resulting adjustment is included in net investment income.

      Policy loans are generally carried at their unpaid principal balances and are collateralized by the cash values of the related contracts.

      Short-term investments are carried at amortized cost which approximates fair value. Short-term investments consist of interest bearing securities that mature between 91 days and twelve months from date of purchase.

      Other invested assets consist of PHL Variable's interest in the separate accounts and derivatives. Separate account assets are valued at fair value. Derivatives are valued in accordance with Financial Accounting Standards No. 133. See "recent accounting pronouncements" within Note 2.

      Realized investment gains and losses, other than those related to separate accounts for which PHL Variable does not bear the investment risk, are determined by the specific identification method and reported as a component of revenue. A realized investment loss is recorded when an investment valuation

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

      reserve is determined. Valuation reserves are netted against the asset categories to which they apply and changes in the valuation reserves are included in realized investment gains and losses. Unrealized investment gains and losses on debt securities classified as available-for-sale are included as a component of equity, net of deferred income taxes and the assumed impact of net unrealized investment gains and losses on the amortization of deferred policy acquisition costs related to investment contracts.

      CASH AND CASH EQUIVALENTS

      Cash and cash equivalents include cash on hand and all highly liquid investments with a maturity of 90 days or less when purchased. Certain short-term investments relating to 1999 and 2000 have been reclassified to conform with the 2001 presentation.

      DEFERRED POLICY ACQUISITION COSTS

      The costs of acquiring new business, principally commissions, underwriting, distribution and policy issue expenses, all of which vary with and are primarily related to the production of new business, are deferred. Deferred policy acquisition costs ("DAC") are subject to recoverability testing at the time of policy issue and loss recognition at the end of each accounting period.

      For universal life insurance policies and investment type contracts, DAC is amortized in proportion to historical and estimates of expected gross profits. Gross profits arise primarily from investment, mortality and expense margins, and surrender charges based on historical and anticipated experience. These estimates of expected gross profits are evaluated regularly, and the total amortization recorded to date is adjusted by a charge or credit to income if actual experience or other evidence suggest that earlier estimates should be revised. In addition, analyses are performed periodically to assess whether there are sufficient estimated future gross profits to support the recoverability of the remaining DAC balances.

      GOODWILL

      Goodwill represents the excess of the cost of business acquired over the fair value of net assets. These costs are amortized on a straight-line basis over a period of 10 years, corresponding with the benefits expected to be derived from the acquisition. The propriety of the carrying value of goodwill is periodically reevaluated in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-lived Assets and Long-lived Assets to be Disposed Of," by comparing estimates of future undiscounted cash flows to the carrying value of the assets. Assets are considered impaired if the carrying value exceeds the expected future undiscounted cash flows. Analyses are performed at least annually or more frequently if warranted by events and circumstances affecting PHL Variable's business. See SFAS No. 142 under "recent accounting pronouncements" for change in accounting policy effective January 1, 2002.

      SEPARATE ACCOUNTS

      Separate account assets and liabilities are funds maintained in accounts to meet specific investment objectives of contractholders who can either choose to bear the full investment risk or can choose guaranteed investment earnings subject to certain conditions. For contractholders who bear the investment risk, investment income and investment gains and losses accrue directly to such contractholders. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of PHL Variable. The assets and liabilities are carried at fair value. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and the related liability increases are excluded from benefits and expenses. Amounts assessed to the contractholders for management services are included in revenues.

      For Market Value Adjusted separate accounts, contractholders are credited interest at a guaranteed rate if the account is held until the end of the guarantee period. If funds are withdrawn from the account prior to the end of the guarantee period, a market value adjustment is applied, which means that the funds received may be higher or lower than the account value, depending on whether current interest rates are

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

      higher, lower or equal to the guaranteed interest rate. In these separate accounts, realized appreciation or depreciation of assets, undistributed net investment income and investment or other sundry expenses are reflected as net income. Unrealized investment gains and losses in these separate accounts are included as a component of equity, net of deferred income taxes.

      POLICY LIABILITIES AND ACCRUALS

      Future policy benefits are liabilities for life products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. Liabilities for universal life policies include deposits received from customers and investment earnings on their fund balances, which range from 5.5% to 6.5%, less administrative and mortality charges in 2001.

      Liabilities for outstanding claims, losses and loss adjustment expenses are amounts estimated to cover incurred losses. These liabilities are based on individual case estimates for reported losses and estimates of unreported losses based on past experience.

      POLICYHOLDER DEPOSIT FUNDS

      Policyholder deposit funds consist of annuity deposits received from customers and investment earnings on their fund balances, which range from 3.0% to 12.0%, less administrative charges in 2001.

      PREMIUM AND FEE REVENUE AND RELATED EXPENSES

      Term life insurance premiums are recorded as premium revenue pro-rata over the related contract periods. Benefits, losses and related expenses are matched with premiums over the related contract periods. Revenues for investment-related products, included in insurance and investment product fees, consist of net investment income and contract charges assessed against the fund values. Related benefit expenses primarily consist of net investment income credited to the fund values after deduction for investment and risk charges. Revenues for universal life products consist of net investment income and mortality, administration and surrender charges assessed against the fund values during the period. Related benefit expenses include universal life benefit claims in excess of fund values and net investment income credited to universal life fund values.

      REINSURANCE

      PHL Variable utilizes reinsurance agreements to provide for greater diversification of business, allow management to control exposure to potential losses arising from large risks and provide additional capacity for growth.

      Assets and liabilities related to reinsurance ceded contracts are reported on a gross basis. The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

      INCOME TAXES

      For the tax year ended December 31, 2001, PHL Variable is included in the life/non-life consolidated federal income tax return filed by Phoenix. PHL Variable had filed separate company returns for the tax years ended December 31, 1996 through December 31, 2000 as required under Internal Revenue Code Section 1504(c). In accordance with an income tax sharing agreement with Phoenix, the provision for federal income taxes is computed as if PHL Variable were filing a separate federal income tax return, except that benefits arising from income tax credits and net operating and capital losses are allocated to those subsidiaries producing such attributes to the extent they are utilized in Phoenix's consolidated federal income tax return. Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes. These differences result primarily from policy liabilities and accruals, policy acquisition costs and unrealized gains or losses on investments.

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

      EMPLOYEE BENEFIT PLANS

      Phoenix has a non-contributory, defined benefit pension plan covering substantially all of its employees. Retirement benefits are a function of both years of service and level of compensation. Phoenix also sponsors a non-qualified supplemental defined benefit plan to provide benefits in excess of amounts allowed pursuant to the Internal Revenue Code. Phoenix's funding policy is to contribute annually an amount equal to at least the minimum required contribution in accordance with minimum funding standards established by the Employee Retirement Income Security Act of 1974 ("ERISA"). Contributions are intended to provide not only for benefits attributable to service to date, but also for service expected to be earned in the future.

      Phoenix sponsors pension and savings plans for its employees and agents, and those of its subsidiaries. The qualified plans comply with requirements established by the ERISA and excess benefit plans provide for that portion of pension obligations which is in excess of amounts permitted by ERISA. Phoenix also provides certain health care and life insurance benefits for active and retired employees. PHL Variable incurs applicable employee benefit expenses through the process of cost allocation by Phoenix.

      In addition to Phoenix's pension plans, Phoenix currently provides certain health care and life insurance benefits to retired employees, spouses and other eligible dependents through various plans sponsored by Phoenix. A substantial portion of Phoenix's employees may become eligible for these benefits upon retirement. The health care plans have varying co-payments and deductibles, depending on the plan. These plans are unfunded.

      Applicable information regarding the actuarial present value of vested and non-vested accumulated plan benefits, and the net assets of the plans available for benefits is omitted, as the information is not separately calculated for PHL Variable's participation in the plans. The amount of such allocated benefits is not significant to the financial statements. With respect to the pension plan, the total assets of the plan exceeded the actuarial present value of vested benefits at January 1, 2001, the date of the most recent actuarial valuation. The other postretirement benefit plans were unfunded as of December 31, 2001, and in accordance with the SFAS No. 106, "Employers' Accounting for Postretirement Benefits," Phoenix, the plan sponsor, established an accrued liability and amounts attributable to PHL Variable have been allocated.

      RECENT ACCOUNTING PRONOUNCEMENTS

      Securitized Financial Instruments. Effective April 1, 2001, Phoenix adopted Emerging Issues Task Force Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets ("EITF 99-20"). This pronouncement requires investors in certain asset-backed securities to record changes in their estimated yield on a prospective basis and to apply specific valuation methods to these securities to determine of there has been an other-than-temporary decline in value. PHL Variable had no change in net income as a result of this accounting change.

      Derivative Financial Instruments. Effective January 1, 2001, Phoenix adopted Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities ("SFAS 138"). As amended, SFAS 133 requires all derivatives to be recognized on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through earnings.

      PHL Variable maintains an overall interest rate risk-management strategy that incorporates the use of derivative financial instruments to manage exposure to fluctuations in interest rates. PHL Variable's exposure to interest rate changes primarily results from its commitments to fund interest-sensitive insurance liabilities, as well as from significant holdings of fixed rate investments. PHL Variable uses interest rate swap agreements as part of its interest rate risk-management strategy. To reduce

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

      counterparty credit risks and diversify counterparty exposure, PHL Variable enters into derivative contracts only with a number of highly rated financial institutions.

      PHL Variable enters into interest rate swap agreements to reduce market risks from changes in interest rates. PHL Variable does not enter into interest rate swap agreements for trading purposes. Under interest rate swap agreements, PHL Variable exchanges cash flows with another party, at specified intervals, for a set length of time based on a specified notional principal amount. Typically, one of the cash flow streams is based on a fixed interest rate set at the inception of the contract, and the other is a variable rate that periodically resets. Generally, no premium is paid to enter into the contract and neither party makes a payment of principal. The amounts to be received or paid on these swap agreements are accrued and recognized in net investment income.

      PHL Variable also recognized an after-tax loss of $0.3 million for the year ended December 31, 2001 (reported as other comprehensive income in Statements of Income, Comprehensive Income and Equity), which represented the change in fair value of interest rate forward swaps which have been designated as cash flow hedges of the forecasted purchase of assets. For changes in the fair value of derivatives that are designated as cash flow hedges of a forecasted transaction, PHL Variable recognizes the change in fair value of the derivative in other comprehensive income. Amounts related to cash flow hedges that are accumulated in other comprehensive income are reclassified as earnings in the same period or periods during which the hedged forecasted transaction (the acquired asset) affects earnings. For the year ended December 31, 2001, PHL Variable also recognized an after-tax gain of $0.3 million (reported as net realized investment gains in the Statements of Income, Comprehensive Income and Equity), which resulted from the termination of interest rate swap contracts designated as hedges of a forecasted transaction. The interest rate swap contracts were determined to no longer be effective hedges.

      In certain instances, derivative contracts are terminated prior to maturity. These contracts include, but are not limited to, interest rate and foreign currency swaps, cap and floor contracts, and payor and receiver swaptions. To the extent that derivative contracts determined to be effective hedges are terminated, realized gains and losses are deferred and amortized. Derivatives associated with hedged items that either no longer exist or are no longer expected to occur are accounted for as of the relevant change in status of the hedged items, with gains or losses on such contracts recognized immediately in net income. Similarly, for derivatives otherwise determined to no longer be effective hedges, gains or losses as of termination are recognized immediately in net income.

      Business Combinations/Goodwill and Other Intangible Assets. In June 2001, SFAS No. 141, Business Combinations ("SFAS 141"), and SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"), were issued. SFAS 141 and SFAS 142 are effective for July 1, 2001 and January 1, 2002, respectively. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and separate recognition of intangible assets apart from goodwill if such intangible assets meet certain criteria. SFAS 141 also requires that upon adoption of SFAS 142 a company reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. Under SFAS 142, amortization of goodwill, including goodwill and other intangible assets with indefinite lives recorded in past business combinations, will discontinue upon adoption of this standard, and reporting units must be identified for the purpose of assessing potential future impairments of goodwill. PHL Variable recognized $102 thousand in goodwill amortization during 2001.

      The provisions of the SFAS 141 and SFAS 142 also apply to equity-method investments made both before and after June 30, 2001. SFAS 142 prohibits amortization of the excess of cost over the underlying equity in the net assets of an equity-method investee that is recognized as goodwill.

      SFAS 142 requires that goodwill be tested at least annually for impairment using a two-step process. The first step is to identify a potential impairment and, in the year of adoption, this step must be measured as of the beginning of the fiscal year. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

      completed by the end of a company's fiscal year in the year of adoption. Intangible assets deemed to have an indefinite life will be tested for impairment using a one-step process which compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year in the year of adoption. PHL Variable has prepared a preliminary analysis of the adoption of SFAS 142, and does not expect to have an impairment charge in 2002.

3.    INVESTMENTS

      Information pertaining to PHL Variable's investments, net investment income and realized and unrealized investment gains and losses follows:

      DEBT SECURITIES

      The amortized cost and fair value of investments in debt securities as of December 31, 2001 were as follows:


                                                                       GROSS             GROSS
                                                    AMORTIZED        UNREALIZED       UNREALIZED          FAIR
                                                      COST             GAINS            LOSSES            VALUE
                                                  --------------   ---------------   --------------   --------------
                                                                           (IN THOUSANDS)

      AVAILABLE-FOR-SALE:
      U.S. government and agency bonds               $    6,379        $      458       $      -        $     6,837
      State and political subdivision bonds              37,039               513             (498)          37,054
      Corporate securities                              181,355             2,669           (1,789)         182,235
      Mortgage-backed and
        asset-backed securities                         558,375             4,316           (2,551)         560,140
                                                  --------------   ---------------   --------------   --------------

      Total                                          $  783,148        $    7,956       $   (4,838)     $   786,266
                                                  ==============   ===============   ==============   ==============


      The amortized cost and fair value of investments in debt securities as of December 31, 2000 were as follows:

                                                                      GROSS             GROSS
                                                   AMORTIZED        UNREALIZED        UNREALIZED         FAIR
                                                      COST            GAINS             LOSSES           VALUE
                                                 ---------------  ---------------   ---------------  --------------
                                                                          (IN THOUSANDS)
      HELD-TO-MATURITY:

      State and political subdivision bonds          $    1,860        $     236        $     -         $     2,096
      Corporate securities                               11,837              621               (43)          12,415
                                                 ---------------  ---------------   ---------------  --------------

      Total                                          $   13,697        $     857        $      (43)     $    14,511
                                                  ==============   ===============   ==============   ==============

      AVAILABLE-FOR-SALE:

      U.S. government and agency bonds               $    6,468        $     366        $      (12)     $     6,822
      State and political subdivision bonds              10,339               22               (78)          10,283
      Corporate securities                               25,616              165              (880)          24,901
      Mortgage-backed and
        asset-backed securities                         100,974            1,267               (30)         102,211
                                                 ---------------  ---------------   ---------------  --------------

      Total                                          $  143,397        $   1,820        $   (1,000)     $   144,217
                                                  ==============   ===============   ==============   ==============

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

      The amortized cost and fair value of debt securities, by contractual sinking fund payment and maturity, as of December 31, 2001 are shown below. Actual maturity may differ from contractual maturity because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or PHL Variable may have the right to put or sell the obligations back to the issuers.

                                                                              AVAILABLE-FOR-SALE
                                                                         AMORTIZED              FAIR
                                                                           COST                VALUE
                                                                      ----------------     ---------------
                                                                                (IN THOUSANDS)

      Due in one year or less                                             $    14,845          $   15,048
      Due after one year through five years                                   167,536             167,922
      Due after five years through ten years                                   33,843              34,832
      Due after ten years                                                       8,549               8,324
      Mortgage-backed and asset-backed securities                             558,375             560,140
                                                                      ----------------     ---------------

      Total                                                               $   783,148          $  786,266
                                                                      ================     ===============

      NET INVESTMENT INCOME

      The components of net investment income for the year ended December 31, were as follows:

                                                                    2001              2000               1999
                                                               ----------------  ----------------   ---------------
                                                                                 (IN THOUSANDS)

      Debt securities                                               $   28,410        $    7,254        $    3,362
      Policy loans                                                          15                12                 7
      Cash, cash equivalents and short-term investments                  2,871             2,049               561
                                                               ---------------   ---------------    --------------

        Sub-total                                                       31,296             9,315             3,930
      Less:  investment expenses                                           320               118                59
                                                               ---------------   ---------------    --------------

      Total net investment income                                   $   30,976        $    9,197        $    3,871
                                                               ===============   ===============    ==============

      INVESTMENT GAINS AND LOSSES

      Net unrealized gains (losses) on securities available-for-sale and carried at fair value for the year ended December 31, were as follows:


                                                                    2001              2000               1999
                                                               ---------------- -----------------   ---------------
                                                                                 (IN THOUSANDS)

       Debt securities                                              $     2,297      $      2,652        $   (2,399)
       DAC                                                               (1,443)           (1,139)              983
       Deferred income tax expense (benefit)                                299               529              (496)
                                                               ---------------- -----------------   ---------------
         Net unrealized investment gains (losses)
           on securities available-for-sale                         $       555      $        984        $     (920)
                                                               ================ =================   ===============

      The amortized cost of debt securities transferred from held-to-maturity to available-for-sale in 2001 was $32.0 million, which resulted in an unrealized gain of $0.4 million after-tax.

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

      Net realized (losses) gains for the year ended December 31, were as follows:

                                                                     2001              2000               1999
                                                               ---------------- -----------------   --------------
                                                                                 (IN THOUSANDS)

     Debt securities                                                $       215        $       67         $      7
     Cash, cash equivalents and short-term investments                       (3)             -                -
     Other invested assets                                               (1,408)               49               20
                                                               ---------------- -----------------   --------------
     Net realized investment (losses) gains
       on securities available-for-sale                             $    (1,196)       $      116         $     27
                                                               ================ =================   ==============

      The proceeds from sales of available-for-sale debt securities for the years ended December 31, were as follows:

                                                                     2001              2000               1999
                                                                --------------- -----------------   ---------------
                                                                                 (IN THOUSANDS)

      Proceeds from disposals                                       $   34,165         $    1,513         $  5,974
      Gross realized gains on sales                                 $      215         $       21         $      7

4.    GOODWILL

      PHL Variable was acquired by way of a stock purchase agreement on May 31, 1994 and was accounted for under the purchase method of accounting. The assets and liabilities were recorded at fair value as of the date of acquisition and the goodwill of $1.0 million was pushed down to PHL Variable from PM Holdings.

      Goodwill was as follows:


                                                                           DECEMBER 31,
                                                                ------------------------------------
                                                                     2001                2000
                                                                ----------------    ----------------
                                                                          (IN THOUSANDS)

      Goodwill                                                      $      1,020          $    1,020
      Accumulated amortization                                              (773)               (671)
                                                                ----------------    ----------------

      Total goodwill, net                                           $        247          $      349
                                                                ================    ================


5.    DERIVATIVE INSTRUMENTS

      Derivative instruments as of December 31, are summarized below:

                                                              2001
                                                        ----------------
                                                     (DOLLARS IN THOUSANDS)
      ASSET HEDGES

      Interest rate swap:

         Notional amounts                                    $  50,000
         Weighted average received rate                          5.72%
         Weighted average paid rate                              1.86%
         Fair value                                          $   (514)

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.    INCOME TAXES

      A summary of income tax expense (benefit) applicable to income before income taxes for the year ended December 31, was as follows:


                                                                     2001              2000              1999
                                                                 --------------    --------------    --------------
                                                                                  (IN THOUSANDS)

      Income taxes
         Current                                                     $  (22,194)       $   (4,308)        $     347
         Deferred                                                        22,733             3,045             2,883
                                                                 --------------    --------------    --------------
      Total                                                          $      539        $   (1,263)        $   3,230
                                                                 ==============    ==============    ==============


      The income taxes attributable to the results of operations are different than the amounts determined by multiplying income before taxes by the statutory income tax rate. The sources of the difference and the income tax effects of each for the year ended December 31, were as follows:

                                                   2001                     2000                     1999
                                          -----------------------  ------------------------  ----------------------
                                                                   (DOLLARS IN THOUSANDS)

      Income tax expense (benefit) at
           statutory rate                    $   1,326        35%      $   (437)        35%      $  3,230       35%
      Dividend received deduction and
           tax-exempt interest                    (812)     (21)%          (853)        68%            (1)       -%
      Other, net                                    25         1%            27        (2)%             1        -%
                                          ------------  ---------  ------------   ---------  ------------  --------
      Income tax expense (benefit)           $     539        15%      $ (1,263)       101%      $  3,230       35%
                                          ============  =========  ============   =========  ============  ========


      The net deferred income tax liability represents the income tax effects of temporary differences. The components as of December 31, were as follows:


                                                                   2001                2000
                                                              ---------------     ---------------
                                                                        (IN THOUSANDS)

      DAC                                                          $   47,150          $   25,084
      Surrender charges                                               (20,034)            (14,715)
      Unearned premium/deferred revenue                                  (806)               (296)
      Investments                                                      (1,229)                 93
      Future policyholder benefits                                        684               2,033
      Net operating loss carryforward                                     -                (8,373)
      Other                                                               607                (187)
                                                              ---------------     ---------------
                                                                       26,372               3,639
      Net unrealized investment gains                                   1,054                 145
                                                              ---------------     ---------------

      Deferred income tax liability, net                          $    27,426          $    3,784
                                                              ===============     ===============

      Gross deferred income tax assets totaled $22.1 million and $23.6 million at December 31, 2001 and 2000, respectively. Gross deferred income tax liabilities totaled $49.5 million and $27.4 million at December 31, 2001 and 2000, respectively. It is management's assessment, based on PHL Variable's earnings and projected future taxable income, that it is more likely than not that the deferred income tax assets at December 31, 2001 and 2000, will be realized.

      PHL Variable's income tax return is not currently being examined; however, income tax years 1998 through 2000 remain open for examination. Management does not believe that there will be a material adverse effect on the financial statements as a result of pending income tax examinations.

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

7.    COMPREHENSIVE INCOME

      The components of, and related income tax effects for, other comprehensive income (loss) for the year ended December 31, were as follows:


                                                                      2001              2000              1999
                                                                 ---------------   ---------------   ---------------
                                                                                   (IN THOUSANDS)

      Unrealized gains (losses) on securities
         available-for-sale:
      Before-tax amount                                               $    3,316        $    1,540        $   (1,409)
      Income tax expense (benefit)                                         1,161               538              (494)
                                                                 ---------------   ---------------   ---------------
      Total                                                                2,155             1,002              (915)
                                                                 ---------------   ---------------   ---------------

      Reclassification adjustment for net gains
         realized in net income:
      Before-tax amount                                                     (757)              (27)               (7)
      Income tax benefit                                                    (265)               (9)               (2)
                                                                 ---------------   ---------------   ---------------
      Total                                                                 (492)              (18)               (5)
                                                                 ---------------   ---------------   ---------------

      Net unrealized gains (losses) on securities
         available-for-sale:
      Before-tax amount                                                    2,559             1,513            (1,416)
      Income tax expense (benefit)                                           896               529              (496)
                                                                 ---------------   ---------------   ---------------
      Total                                                           $    1,663        $      984        $     (920)
                                                                 ===============   ===============   ===============

      Unrealized gains on security transfer
         from held-to-maturity to available-for-sale:
      Before-tax amount                                               $      552        $      -          $      -
      Income tax expense                                                     193               -                 -
                                                                 ---------------   ---------------   ---------------
      Total                                                           $      359        $      -          $      -
                                                                 ===============   ===============   ===============

      Unrealized losses on derivatives:
      Before-tax amount                                               $    (514)       $      -           $      -
      Income tax benefit                                                   (180)              -                  -
                                                                 ---------------   ---------------   ---------------
      Total                                                           $    (334)       $     -            $    -
                                                                 ===============   ===============   ===============

      The following table summarizes accumulated other comprehensive income
      (loss) balances:

                                                                             DECEMBER 31,

                                                                  ------------------------------------
                                                                       2001                 2000
                                                                  ----------------     ---------------
                                                                            (IN THOUSANDS)

      Accumulated other comprehensive income (loss)
         on securities available-for-sale:
      Balance, beginning of year                                         $     271          $     (713)
      Change during period                                                   1,688                 984
                                                                  ----------------     ---------------
      Balance, end of year                                               $   1,959            $    271
                                                                  ================     ===============

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

8.    REINSURANCE

      PHL Variable cedes reinsurance as a means of diversifying underwriting risk. To the extent that reinsuring companies may not be able to meet their obligations under reinsurance agreements in effect, PHL Variable remains liable. PHL Variable entered into a reinsurance treaty on January 1, 1996 to cover death benefits in excess of account balances on variable contracts. The treaty stopped accepting new business on December 31, 1999. Another reinsurance treaty became effective January 1, 1999 which covered products introduced in 1999. Premiums paid by PHL Variable on the reinsurance contracts were $1,555 thousand, $1,185 thousand and $1,114 thousand, less claims of $1,971 thousand, $188 thousand and $22 thousand for the year ended December 31, 2001, 2000 and 1999, respectively.

      In connection with PHL Variable's life insurance products, automatic treaties have been established with a number of reinsurers and their subsidiaries, covering either 80% or 90% of the net amount at risk, depending on the individual treaty, on a first dollar basis. PHL Variable had approximately $1.2 billion of net insurance in force, including $10.2 billion of direct in force less $9.0 billion of reinsurance ceded as of December 31, 2001. PHL Variable had approximately $1.0 billion of net insurance in force, including $9.7 billion of direct in force less $8.7 billion of reinsurance ceded as of December 31, 2000. Reinsurance recoverables as of December 31, 2001 and 2000 were $1.8 million and $1.3 million, respectively. Approximately $4.3 million and $5.6 million of claims were recovered in 2001 and 2000.

      For PHL Variable's life insurance products, a stop loss treaty between Phoenix and PHL Variable was introduced in 1998. There were no reinsurance recoverables as of December 31, 2001 and 2000. There were no claims recovered as of December 31, 2001 and 2000.

9.    RELATED PARTY TRANSACTIONS

      Phoenix provides services and facilities to PHL Variable and is reimbursed through a cost allocation process. The expenses allocated to PHL Variable were $47.0 million, $34.3 million and $22.0 million for the year ended December 31, 2001, 2000 and 1999, respectively. Amounts payable to Phoenix were $4.9 million and $15.8 million as of December 31, 2001 and 2000, respectively.

      Phoenix Investment Partners Ltd., an indirect wholly-owned subsidiary of Phoenix, through its affiliated registered investment advisors, provides investment services to PHL Variable for a fee. Investment advisory fees incurred by PHL Variable were $2.3 million, $2.1 million and $2.2 million for the year ended December 31, 2001, 2000 and 1999, respectively. Amounts payable to the affiliated investment advisors were $39 thousand and $19 thousand, as of December 31, 2001 and 2000, respectively.

      Phoenix Equity Planning Corporation ("PEPCO"), a wholly-owned subsidiary of Phoenix Investment Partners, is the principal underwriter of PHL Variable's annuity contracts. Contracts may be purchased through registered representatives of a Phoenix affiliate, W.S. Griffith & Co., Inc., as well as other outside broker dealers who are licensed to sell PHL Variable annuity contracts. PHL Variable incurred commissions for contracts underwritten by PEPCO of $32.4 million, $20.0 million and $9.8 million for the year ended December 31, 2001, 2000 and 1999, respectively. Amounts payable to PEPCO were $1.2 million and $2.4 million, as of December 31, 2001 and 2000, respectively.

      Phoenix pays commissions to producers who sell non-registered life and annuity products offered by Phoenix Life and Annuity. Commissions paid by Phoenix on behalf of Phoenix Life and Annuity were $9.2 million, $8.5 million and $6.0 million for the years ended December 31, 2001, 2000 and 1999, respectively. Amounts payable to Phoenix were $1.3 million and $0.3 million as of December 31, 2001 and 2000, respectively.

      WS Griffith Associates, Inc., an indirect wholly-owned subsidiary of Phoenix, sells and services various PHL Variable non-participating life insurance products through its insurance agents. Concessions paid to PHL Associates were $0.7 million, $2.6 million and $2.6 million for the year ended December 31, 2001, 2000 and 1999, respectively. Amounts payable to PHL Associates were $162 thousand and $41 thousand, as of December 31, 2001 and 2000, respectively.

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

10.   DEFERRED POLICY ACQUISITION COSTS

      The following reflects the amount of policy acquisition costs deferred and amortized for the year ended December 31:

                                                                                     2001                2000
                                                                                ---------------     ---------------
                                                                                          (IN THOUSANDS)

      Balance at beginning of year                                                  $    84,842          $   62,136
      Acquisition cost deferred                                                          90,065              39,610
      Amortized to expense during the year                                               (8,477)            (15,765)
      Adjustment to net unrealized investment
            losses included in other comprehensive income                                (1,443)             (1,139)
                                                                                ---------------     ---------------

      Balance at end of year                                                        $   164,987          $   84,842
                                                                                ===============     ===============

11.   FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

      Other than debt securities being held-to-maturity, financial instruments that are subject to fair value disclosure requirements (insurance contracts are excluded) are carried in the financial statements at amounts that approximate fair value. The fair values presented for certain financial instruments are estimates which, in many cases, may differ significantly from the amounts which could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses which utilize current interest rates for similar financial instruments which have comparable terms and credit quality.

      The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

      CASH AND CASH EQUIVALENTS

      The carrying value of cash and cash equivalents approximates fair value.

      SHORT-TERM INVESTMENTS

      The carrying value of short-term investments approximates fair value.

      DEBT SECURITIES

      Fair values are based on quoted market prices, where available, or quoted market prices of comparable instruments. Fair values of private placement debt securities are estimated using discounted cash flows that reflect interest rates currently being offered with similar terms to borrowers of similar credit quality.

      DERIVATIVE INSTRUMENTS

      PHL Variable's derivative instruments include interest rate swaps. Fair values for these contracts are based on current settlement values. These values are based on brokerage quotes that utilize pricing models or formulas based upon current assumptions for the respective agreements.

      POLICY LOANS

      Fair values are estimated as the present value of loan interest and policy loan repayments discounted at the ten year Treasury rate. Loan repayments were assumed only to occur as a result of anticipated policy lapses, and it was assumed that annual policy loan interest payments were made at the guaranteed loan rate less 17.5 basis points. Discounting was at the ten year Treasury rate, except for policy loans with a

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

      variable policy loan rate. Variable policy loans have an interest rate that is periodically reset based upon market rates and therefore, book value is a reasonable approximation of fair value.

      INVESTMENT CONTRACTS

      The fair value of deferred accumulation annuities without life contingencies with a guarantee of one year or less than one year is valued at the amount of the policy reserve. In determining the fair value of the contracts with interest guarantees greater than one year, a discount rate equal to the appropriate Treasury rate plus 150 basis points was used to determine the present value of the projected account value of the policy at the end of the guarantee period.

      FAIR VALUE SUMMARY

      The estimated fair values of the financial instruments as of December 31 were as follows:


                                                            2001                                2000
                                              ----------------------------------  ----------------------------------
                                                 CARRYING            FAIR            CARRYING             FAIR
                                                  VALUE              VALUE             VALUE             VALUE
                                              ---------------   ----------------  ----------------   ---------------
                                                                         (IN THOUSANDS)

      FINANCIAL ASSETS:

      Cash and cash equivalents                   $   171,444        $   171,444       $    80,779       $    80,779
      Short-term investments                            3,114              3,114               -                 -
      Debt securities                                 786,266            786,266           157,914           158,728
      Derivative instruments                             (514)              (514)              -                 -
      Policy loans                                        896                896               710               710
                                              ---------------   ----------------  ----------------   ---------------
      Total financial assets                      $   961,206        $   961,206       $   239,403       $   240,217
                                              ===============   ================  ================   ===============
      FINANCIAL LIABILITIES:

      Investment contracts                        $   865,970        $   866,465       $   195,393       $   195,393
                                              ---------------   ----------------  ----------------   ---------------
      Total financial liabilities                 $   865,970        $   866,465       $   195,393       $   195,393
                                              ===============   ================  ================   ===============

12.   STATUTORY FINANCIAL INFORMATION

      The insurance subsidiaries of Phoenix are required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities. There were no material practices not prescribed by the State of Connecticut Insurance Department as of December 31, 2001, 2000 and 1999. Statutory surplus differs from equity reported in accordance with GAAP for life insurance companies primarily because policy acquisition costs are expensed when incurred, investment reserves are based on different assumptions, postretirement benefit costs are based on different assumptions and reflect a different method of adoption, life insurance reserves are based on different assumptions and income taxes are recorded in accordance with the Statement of Statutory Accounting Principles No. 10, "Income Taxes", which limits taxes based on admissibility tests.

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

      The following reconciles the statutory net income of PHL Variable as reported to regulatory authorities to the net income as reported in these financial statements for the year ended December 31:

                                                                 2001                2000                1999
                                                            ---------------     ---------------     ---------------
                                                                                (IN THOUSANDS)

      Statutory net income                                       $  (45,648)         $  (40,129)         $   (1,655)
      DAC, net                                                       81,589              23,845              24,466
      Future policy benefits                                        (20,013)             19,615             (13,826)
      Deferred income taxes                                         (22,136)             (3,641)             (2,883)
      Net investment income                                           7,085                -                   -
      Realized gains                                                  2,149                -                   -
      Other, net                                                        224                 325                (103)
                                                            ---------------     ---------------     ---------------

      Net income, as reported                                    $    3,250          $       15          $    5,999
                                                            ===============     ===============     ===============


      The following reconciles the statutory surplus and asset valuation reserve ("AVR") of PHL Variable as reported to regulatory authorities to equity as reported in these financial statements as of December 31:

                                                2001                 2000
                                           ----------------     ---------------
                                                     (IN THOUSANDS)

      Statutory surplus and AVR                 $   102,016          $   41,847
      DAC, net                                      166,836              85,247
      Future policy benefits                        (42,885)            (29,336)
      Investment valuation allowances                 1,597                 459
      Deferred income taxes                         (28,756)             (4,379)
      Other, net                                      5,318                 350
                                           ----------------     ---------------

      Equity, as reported                       $   204,126          $   94,188
                                           ================     ===============

      The Connecticut Insurance Holding Act limits the maximum amount of annual dividends or other distributions available to stockholders of Connecticut domiciled insurance companies without prior approval of the Insurance Commissioner. Under current law, the maximum dividend distribution that may be made by PHL Variable during 2001 without prior approval is subject to restrictions relating to statutory surplus.

      In 1998, the National Association of Insurance Commissioners ("NAIC") adopted the Codification of Statutory Accounting Principles guidance, which replaces the current Accounting and Practices and Procedures manual as the NAIC's primary guidance on statutory accounting as of January 1, 2001. The Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas, e.g., deferred income taxes are recorded.

      The State of Connecticut Insurance Department has adopted the Codification guidance, effective January 1, 2001. The effect of adoption increased PHL Variable's statutory surplus by $587.8 thousand, primarily as a result of recording deferred income taxes.

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

13.   COMMITMENTS AND CONTINGENCIES

      In the normal course of its business operations, PHL Variable is involved with litigation from time to time with claimants, beneficiaries and others, and a number of litigation matters were pending as of December 31, 2001. It is the opinion of management, after consultation with counsel, that the ultimate liability with respect to these claims, if any, will not materially affect the financial position or results of operations of PHL Variable.

         PHL VARIABLE
         INSURANCE COMPANY
         (A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
         UNAUDITED FINANCIAL STATEMENTS
         MARCH 31, 2002

                                                  PHL VARIABLE INSURANCE COMPANY
                                         (A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
                                                        TABLE OF CONTENTS


                                                                                                         PAGE
Unaudited Financial Statements:                                                                          ----
Balance Sheet as of March 31, 2002 and December 31, 2001.................................................F-24
Statement of Income, Comprehensive Income and Stockholder's Equity for the three months ended
March 31, 2002 and 2001..................................................................................F-25
Statement of Cash Flows for the three months ended March 31, 2002 and 2001...............................F-26
Notes to Unaudited Financial Statements .................................................................F-27


                                                  PHL VARIABLE INSURANCE COMPANY
                                         (A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
                                                           BALANCE SHEET
                                             (Amounts in thousands, except share data)
                                               MARCH 31, 2002 AND DECEMBER 31, 2001


                                                                                    2002                2001
                                                                               ---------------    -----------------
ASSETS:
Available-for-sale debt securities, at fair value                           $       1,139,298  $           789,380
Policy loans, at unpaid principal                                                         895                  896
Other investments                                                                       3,591                2,397
                                                                               ---------------    -----------------
   Total investments                                                                1,143,764              792,673
Cash and cash equivalents                                                             180,051              171,444
Accrued investment income                                                               8,797                5,787
Deferred policy acquisition costs                                                     187,370              164,987
Other assets                                                                           32,939               30,343
Separate account assets                                                             1,591,230            1,539,476
                                                                               ---------------    -----------------
   Total assets                                                             $       3,144,151  $         2,704,710
                                                                               ===============    =================

LIABILITIES:
Policy liabilities and accruals                                             $       1,232,874  $           913,101
Deferred income taxes                                                                  29,312               27,426
Other general account liabilities                                                      64,874               25,712
Separate account liabilities                                                        1,587,988            1,534,345
                                                                               ---------------    -----------------
   Total liabilities                                                                2,915,048            2,500,584
                                                                               ---------------    -----------------

STOCKHOLDER'S EQUITY:
Common stock, $5,000 par value: 1,000 shares
   authorized; 500 shares issued                                                        2,500                2,500
Additional paid-in capital                                                            209,864              184,864
Retained earnings                                                                      17,142               14,803
Accumulated other comprehensive (loss) income                                            (403)               1,959
                                                                               ---------------    -----------------
   Total stockholder's equity                                                         229,103              204,126
                                                                               ---------------    -----------------
   Total liabilities and stockholder's equity                               $       3,144,151  $         2,704,710
                                                                               ===============    =================


The accompanying notes are an integral part of these financial statements.


                                                  PHL VARIABLE INSURANCE COMPANY
                                         (A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
                              STATEMENT OF INCOME COMPREHENSIVE INCOME AND STOCKHOLDER'S EQUITY
                                                      (Amounts in thousands)
                                            THREE MONTHS ENDED MARCH 31, 2002 AND 2001



                                                                                2002            2001
                                                                            -------------   --------------
REVENUES:
Premiums                                                                 $             -  $         2,423
Insurance and investment product fees                                              9,438            7,637
Net investment income                                                             15,477            4,491
Net realized investment gains                                                      1,004               45
                                                                            -------------   --------------
    Total revenues                                                                25,919           14,596
                                                                            -------------   --------------
BENEFITS AND EXPENSES:
Policy benefits                                                                   15,845            5,389
Deferred acquisition cost amortization                                             1,581            4,755
Other operating expenses                                                           4,962            3,196
                                                                            -------------   --------------
   Total benefits and expenses                                                    22,388           13,340
                                                                            -------------   --------------

Income before income taxes                                                         3,531            1,256
Applicable income tax expense                                                      1,192              383
                                                                            -------------   --------------
NET INCOME                                                               $         2,339 $            873
                                                                            =============   ==============

COMPREHENSIVE INCOME:
NET INCOME                                                               $         2,339 $            873
Other comprehensive (loss) income                                                 (2,362)             568
                                                                            -------------   --------------
COMPREHENSIVE (LOSS) INCOME                                                          (23)           1,441
                                                                            =============   ==============

STOCKHOLDER'S EQUITY:
STOCKHOLDER'S EQUITY BEGINNING OF PERIOD                                         204,126           94,188
Capital contributions                                                             25,000           20,000
Comprehensive (loss) income                                                          (23)           1,441
                                                                            -------------   --------------

STOCKHOLDER'S EQUITY END OF PERIOD                                       $       229,103 $        115,629
                                                                            =============   ==============



The accompanying notes are an integral part of these financial statements.

                                                  PHL VARIABLE INSURANCE COMPANY
                                         (A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
                                                      STATEMENT OF CASH FLOWS
                                                      (Amounts in thousands)
                                            THREE MONTHS ENDED MARCH 31, 2002 AND 2001


                                                                                 2002              2001
                                                                            ---------------    -------------
OPERATING ACTIVITIES:
Net income                                                                $          2,339  $           873
Net realized investment gains                                                       (1,004)             (45)
Deferred income taxes                                                                3,155              142
Increase in accrued investment income                                               (3,010)          (1,303)
Increase in deferred acquisition costs                                             (18,949)         (16,506)
Change in other assets/liabilities                                                   2,928            3,444
                                                                            ---------------    -------------
CASH FOR OPERATIONS                                                                (14,541)         (13,395)
                                                                            ---------------    -------------

INVESTING ACTIVITIES:
Debt security sales
Debt security purchases                                                             59,853           81,062
Held-to-maturity debt security purchases                                          (366,658)        (185,715)
Change in other invested assets                                                     (1,194)               -
Other, net                                                                            (342)             (44)
                                                                            ---------------    -------------
CASH FOR INVESTING ACTIVITIES                                                     (308,341)        (104,697)
                                                                            ---------------    -------------

FINANCING ACTIVITIES:
Capital contributions from parent                                                   25,000           20,000
Increase in policyholder deposit funds, net of interest credited                   306,489          102,386
                                                                            ---------------    -------------

CASH FROM FINANCING ACTIVITIES                                                     331,489          122,386
                                                                            ---------------    -------------

Cash and cash equivalent changes                                                     8,607            4,294
Cash and cash equivalents, beginning of year                                       171,444           31,545
                                                                            ---------------    -------------

Cash and cash equivalents, end of period                                  $        180,051  $        35,839
                                                                            ===============    =============


The accompanying notes are an integral part of these financial statements.

                         PHL VARIABLE INSURANCE COMPANY
                (A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
                          NOTES TO FINANCIAL STATEMENTS


1.   DESCRIPTION OF BUSINESS

     PHL Variable Insurance Company ("PHL Variable") offers variable, fixed annuity and non-participating life insurance products. PHL Variable is a wholly-owned subsidiary of PM Holdings, Inc. PM Holdings is a wholly-owned subsidiary of Phoenix Life Insurance Company (formerly, Phoenix Home Life Mutual Insurance Company).

     Phoenix Life Insurance Company is a wholly-owned subsidiary of The Phoenix Companies, Inc., a publicly traded company ("Phoenix"). On June 25, 2001, Phoenix Home Life Mutual Insurance Company converted from a mutual life insurance company to a stock life insurance company and changed its name to Phoenix Life Insurance Company.

2.   BASIS OF PRESENTATION

     The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements.

     In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair statement have been included. Operating results for the three months ended March 31, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. Certain reclassifications have been made to the 2001 amounts to conform with the 2002 presentation.

3.   COMMITMENTS AND CONTINGENCIES

     In the normal course of its business operations, PHL Variable is involved with litigation from time to time with claimants, beneficiaries and others, and a number of litigation matters were pending as of March 31, 2002. It is the opinion of management, after consultation with counsel, that the ultimate liability with respect to these claims, if any, will not materially affect the financial position or results of operations of PHL Variable.

4.   SUBSEQUENT EVENTS

     On June 21, 2002, PHL Variable entered into a binding agreement to acquire the variable life and variable annuity business of Valley Forge Life Insurance Company through a coinsurance arrangement. The business to be acquired comprises a total account value of approximately $624 million as of March 31, 2002. Phoenix agreed to pay a ceding commission in the amount of $31 million as part of this transaction.

     On June 27, 2002 PM Holdings made a capital contribution of $35 million to support the growing needs of PHL Variable's operations.

APPENDIX A

PERFORMANCE HISTORY
--------------------------------------------------------------------------------


THE RATES OF RETURN SHOWN ARE NOT AN ESTIMATE NOR A GUARANTEE OF FUTURE PERFORMANCE. THE PERFORMANCE HISTORY SHOWN IS SOLELY FOR THE UNDERLYING INVESTMENT PORTFOLIOS. THEY DO NOT ILLUSTRATE HOW ACTUAL PERFORMANCE WILL AFFECT THE BENEFITS under your policy because they do not account for any of the charges and deductions that apply to your policy value. (See "Charges and Deductions.")

Yield of the Phoenix-Goodwin Money Market Series. We calculate the yield of the Phoenix-Goodwin Money Market Series for a 7-day "base period" by determining the "net change in value" of a hypothetical pre-existing account. We assume the hypothetical account had an initial balance of one share of the series at the beginning of the base period. We then determine what the value of the hypothetical account would have been at the end of the 7-day base period. We assume no policy charges were deducted from the hypothetical account. The end value minus the initial value gives us the net change in value for the hypothetical account. The net change in value can then be divided by the initial value giving us the base period return (one week's return). To find the equivalent annual return we multiply the base period return by 365/7. The equivalent effective annual yield differs from the annual return because we assume all returns are reinvested in the subaccount. We carry results to the nearest hundredth of one percent.

         Example Calculation:

         The following example of a return/yield calculation for the Phoenix-Goodwin Money Market Series is based on the 7-day period ending December 31, 2001

         Value of hypothetical pre-existing account with
         exactly one unit at the beginning of the period:......   $1.000000
         Value of the same account (excluding capital
         changes) at the end of the 7-day period:..............    1.000337
         Calculation:
           Ending account value ...............................    1.000337
           Less beginning account value .......................    1.000000
           Net change in account value ........................    0.000337
         Base period return:
           (adjusted change/beginning account value) ..........    0.000337
         Current annual yield = return x (365/7) = ............       1.76%
         Effective annual yield = [(1 + return)(365/7)] - 1 = .       1.77%

The current yield and effective yield information will fluctuate. Yield and return information may not provide a suitable basis for comparison with bank deposits or other investments which are insured and/or pay a fixed yield for a stated period of time, or other investment companies, due to charges which will be deducted on the Account level.

We will usually advertise the average annual total return for a subaccount calculated for one year, three years, five years, ten years and since the inception date of the underlying portfolio. We assume the reinvestment of all distributions at net asset value but do not account for the deduction of any of the daily or monthly charges made under the policy.

Performance is the compounded return for the time period indicated, net of all fund level fees. Returns for the periods greater than one year are annualized. Performance does not include the effects of product charges, including any or all of the following: issue, sales and tax charges; mortality and expense risk fees; cost of insurance charges; administrative and transfer fees; and surrender charges. IF THESE CHARGES WERE REFLECTED IN THESE RETURNS, PERFORMANCE WOULD BE SIGNIFICANTLY LOWER THAN SHOWN. Please obtain a personalized illustration by contacting your registered representative. The illustration will show all applicable product charges deducted, including the cost of insurance.

Since subaccount performance fluctuates, the policy value, when redeemed, may be worth more or less than the original cost. Withdrawals will affect the policy value and death benefit.

You may obtain a copy of the most up-to-date performance numbers for the previous month from your registered representative.

---------------------------------------------------------------------------------------------------------------------------------
                                AVERAGE ANNUAL TOTAL RETURN FOR THE PERIOD ENDED DECEMBER 31, 2001
---------------------------------------------------------------------------------------------------------------------------------
SERIES                                             INCEPTION DATE    1 YEAR     3 YEARS    5 YEARS     10 YEARS   SINCE INCEPTION
---------------------------------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen International Series                 05/01/90       -24.04%      -6.09%     3.49%       6.43%          6.35%
---------------------------------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen New Asia Series                      09/17/96         1.02%       8.63%    -3.71%        N/A          -3.48%
---------------------------------------------------------------------------------------------------------------------------------
Phoenix-AIM Mid-Cap Equity Series                     10/29/01         N/A         N/A        N/A         N/A           6.55%
---------------------------------------------------------------------------------------------------------------------------------
Phoenix-Alliance/Bernstein Growth + Value Series      10/29/01         N/A         N/A        N/A         N/A           7.03%
---------------------------------------------------------------------------------------------------------------------------------
Phoenix-Deutsche Dow 30 Series                        12/15/99        -5.98%       N/A        N/A         N/A          -4.49%
---------------------------------------------------------------------------------------------------------------------------------
Phoenix-Deutsche Nasdaq-100 Index(R) Series           08/15/00       -33.06%       N/A        N/A         N/A         -46.43%
---------------------------------------------------------------------------------------------------------------------------------
Phoenix-Duff & Phelps Real Estate Securities Series   05/01/95         6.62%      13.48%     7.04%        N/A          12.57%
---------------------------------------------------------------------------------------------------------------------------------
Phoenix-Engemann Capital Growth Series                12/31/82       -34.57%     -11.31%     1.89%       8.05%         13.79%
---------------------------------------------------------------------------------------------------------------------------------
Phoenix-Engemann Small & Mid-Cap Growth Series        08/15/00       -26.73%       N/A        N/A         N/A         -29.20%
---------------------------------------------------------------------------------------------------------------------------------
Phoenix-Goodwin Money Market Series                   10/08/82         3.82%       4.89%     4.99%       4.60%          6.11%
---------------------------------------------------------------------------------------------------------------------------------
Phoenix-Goodwin Multi-Sector Fixed Income Series      12/31/82         6.09%       6.01%     4.87%       7.83%          9.37%
---------------------------------------------------------------------------------------------------------------------------------
Phoenix-Hollister Value Equity Series                 03/02/98       -17.96%      10.48%      N/A         N/A          11.03%
---------------------------------------------------------------------------------------------------------------------------------
Phoenix-J.P. Morgan Research Enhanced Index Series    07/14/97       -11.90%      -2.50%      N/A         N/A           5.89%
---------------------------------------------------------------------------------------------------------------------------------
Phoenix-Janus Flexible Income Series                  12/15/99         7.24%       N/A        N/A         N/A           6.69%
---------------------------------------------------------------------------------------------------------------------------------
Phoenix-Janus Growth Series                           12/15/99       -23.83%       N/A        N/A         N/A         -14.99%
---------------------------------------------------------------------------------------------------------------------------------
Phoenix-MFS Investors Growth Stock Series             10/29/01         N/A         N/A        N/A         N/A           6.89%
---------------------------------------------------------------------------------------------------------------------------------
Phoenix-MFS Investors Trust Series                    10/29/01         N/A         N/A        N/A         N/A           4.25%
---------------------------------------------------------------------------------------------------------------------------------
Phoenix-MFS Value Series                              10/29/01         N/A         N/A        N/A         N/A           5.73%
---------------------------------------------------------------------------------------------------------------------------------
Phoenix-Oakhurst Growth & Income Series               03/02/98        -8.17%       0.12%      N/A         N/A           5.07%
---------------------------------------------------------------------------------------------------------------------------------
Phoenix-Oakhurst Strategic Allocation Series          09/17/84         1.87%       4.47%    10.71%      10.01%         12.04%
---------------------------------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Global Value Series         11/20/00        -6.84%       N/A        N/A         N/A          -2.51%
---------------------------------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Mid-Cap Value Series        03/02/98        22.98%       8.85%      N/A         N/A           3.55%
---------------------------------------------------------------------------------------------------------------------------------
Phoenix-Sanford Bernstein Small-Cap Value Series      11/20/00        15.76%       N/A        N/A         N/A          20.65%
---------------------------------------------------------------------------------------------------------------------------------
Phoenix-Seneca Mid-Cap Growth Series                  03/02/98       -25.28%       7.37%      N/A         N/A          11.29%
---------------------------------------------------------------------------------------------------------------------------------
Phoenix-Seneca Strategic Theme Series                 01/29/96       -27.36%      -0.10%    11.07%        N/A          11.09%
---------------------------------------------------------------------------------------------------------------------------------
Phoenix-Van Kampen Focus Equity Series                12/15/99       -15.09%       N/A        N/A         N/A         -11.22%
---------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund                    05/05/93       -23.28%      -0.39%     6.01%        N/A          11.74%
---------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Premier Equity Fund                          05/05/93       -12.56%      -1.03%     9.69%        N/A          13.40%
---------------------------------------------------------------------------------------------------------------------------------
Alger American Leveraged AllCap Portfolio             01/25/95       -15.93%       4.01%    16.27%        N/A          22.77%
---------------------------------------------------------------------------------------------------------------------------------
Federated Fund For U.S. Government Securities II      03/28/94         7.03%       5.70%     6.66%        N/A           6.28%
---------------------------------------------------------------------------------------------------------------------------------
Federated High Income Bond Fund II                    03/01/94         1.38%      -1.91%     1.98%        N/A           4.97%
---------------------------------------------------------------------------------------------------------------------------------
VIP Contrafund(R) Portfolio                           11/03/97       -12.37%       0.49%      N/A         N/A           6.80%
---------------------------------------------------------------------------------------------------------------------------------
VIP Growth Opportunities Portfolio                    11/03/97       -14.44%      -9.62%      N/A         N/A          -1.04%
---------------------------------------------------------------------------------------------------------------------------------
VIP Growth Portfolio                                  11/03/97       -17.72%       0.15%      N/A         N/A           8.54%
---------------------------------------------------------------------------------------------------------------------------------
Mutual Shares Securities Fund-- Class 2               11/08/96         7.04%      11.25%    10.05%        N/A          10.47%
---------------------------------------------------------------------------------------------------------------------------------
Templeton Foreign Securities Fund-- Class 2           05/11/92       -15.99%       0.36%     4.61%        N/A           9.52%
---------------------------------------------------------------------------------------------------------------------------------
Templeton Growth Securities Fund-- Class 2            03/15/94        -1.30%       6.57%     8.30%        N/A           9.88%
---------------------------------------------------------------------------------------------------------------------------------
Scudder VIT EAFE(R) Equity Index Fund                 08/22/97       -24.69%      -7.12%      N/A         N/A          -2.14%
---------------------------------------------------------------------------------------------------------------------------------
Scudder VIT Equity 500 Index Fund                     10/01/97       -13.00%      -1.67%      N/A         N/A           5.32%
---------------------------------------------------------------------------------------------------------------------------------
Technology Portfolio                                  11/30/99       -48.83%       N/A        N/A         N/A         -29.36%
---------------------------------------------------------------------------------------------------------------------------------
Wanger Foreign Forty                                  02/01/99       -26.61%       N/A        N/A         N/A          10.24%
---------------------------------------------------------------------------------------------------------------------------------
Wanger International Small Cap                        05/01/95       -21.27%       8.76%     8.08%        N/A          15.53%
---------------------------------------------------------------------------------------------------------------------------------
Wanger Twenty                                         02/01/99         9.09%       N/A        N/A         N/A          17.60%
---------------------------------------------------------------------------------------------------------------------------------
Wanger U.S. Smaller Companies                         05/01/95        11.39%       8.56%    12.47%        N/A          18.34%
---------------------------------------------------------------------------------------------------------------------------------


We may include information about series' or advisor's investment strategies and management style in advertisements, sales literature and other communications. An advisor may alter investment strategies and style in response to changing market and economic conditions. A fund may advertise all or part of a series' portfolio holdings, including holdings in specific industries. A fund may also separately illustrate the income and capital gains portions of a series' total return. A fund may also advertise performance by dividing returns into equity and debt components. A series may compare its equity or bond returns to any of a number of well-known benchmarks of market performance; including, but not limited to:


    The Dow Jones Industrial Average(SM)    Salomon Brothers Corporate Index         The Standard & Poor's 500 Index (S&P 500)
    First Boston High Yield Index           Salomon Brothers Government Bond
                                               Index

Each subaccount may include its yield and total return in advertisements or communications with current or prospective contract owners. Each subaccount may also include in such advertisements, its ranking or comparison to similar mutual funds by such organizations as:

    Lipper Analytical Services              Morningstar, Inc.                        Thomson Financial

A fund may also compare a series' performance to other investment or savings vehicles (such as certificates of deposit) and may refer to results published in such publications as:

    Barrons                                 Consumer Reports                         The New York Times
    Business Week                           Investor's Business Daily                Personal Investor
    Changing Times                          Financial Planning                       Registered Representative
    Forbes                                  Financial Services Weekly                U.S. News and World Report
    Fortune                                 Money                                    The Wall Street Journal

The total return and yield may be used to compare the performance of the subaccounts with certain commonly used standards for stock and bond market performance. Such indexes include, but are not limited to:

    The Dow Jones Industrial Average(SM)    Salomon Brothers Corporate Index         The S&P 500
    First Boston High Yield Index           Salomon Brothers Government Bond
                                            Index

The Dow Jones Industrial Average(SM) (DJIA(SM)) is an unweighted index of 30 industrial "blue chip" U.S. stocks. It is the oldest continuing U.S. market index. The 30 stocks now in the DJIA(SM) are both widely-held and a major influence in their respective industries. The average is computed in such a way as to preserve its historical continuity and account for such factors as stock splits and periodic changes in the components of the index. The editors of The Wall Street Journal select the component stocks of the DJIA(SM).

The S&P 500 is a market-value weighted index composed of 500 stocks chosen for market size, liquidity, and industry group representation. It is one of the most widely used indicators of U.S. Stock Market performance. The composition of the S&P 500 changes from time to time. Standard & Poor's Index Committee makes all decisions about the S&P 500.

Weighted and unweighted indexes: A market-value, or capitalization, weighted index uses relative market value (share price multiplied by the number of shares outstanding) to "weight" the influence of a stock's price on the index. Simply put, larger companies' stock prices influence the index more than smaller companies' stock prices. An unweighted index (such as the Dow Jones Industrial Average(SM) uses stock price alone to determine the index value. A company's relative size has no bearing on its impact on the index.

The funds' annual reports, available upon request and without charge, contain a discussion of the performance of the funds and a comparison of that performance to a securities market index. You may obtain an Annual Report by contacting VULA at the address and telephone number on the first page of this prospectus.

APPENDIX B

GLOSSARY OF SPECIAL TERMS
--------------------------------------------------------------------------------
The following is a list of terms and their meanings when used in this prospectus.

1933 ACT: The Securities Act of 1933, as amended.

1940 ACT: The Investment Company Act of 1940, as amended.

ACCOUNT: PHLVIC Variable Universal Life Account, a separate account of the Company.

ATTAINED AGE: The age of the insured on the birthday nearest the most recent policy anniversary.

BASE FACE AMOUNT: The initial amount of insurance coverage excluding any coverage provided by rider.

BENEFICIARY: The person or persons specified by the policy owner as entitled to receive the death benefits under a policy.

CASH SURRENDER VALUE: The policy value less any surrender charge that would apply on the date of surrender and less any debt.

CODE: The Internal Revenue Code of 1986, as amended.

COMPANY (PHL VARIABLE, WE, US, OUR): PHL Variable Insurance Company.

DEBT: Outstanding loans against a policy plus accrued interest on any loans.

GENERAL ACCOUNT: PHL Variable's General Account.

GUARANTEED INTEREST ACCOUNT: An investment option under which amounts deposited are guaranteed to earn a fixed rate of interest. Excess interest also may be credited, in the sole discretion of the Company.

IN FORCE: Conditions under which the coverage under a policy is in effect.

INSURED: Either of the two people whose lives are covered by the policy.

ISSUE PREMIUM: The premium payment made in connection with issuing the policy.

MONTHLY CALCULATION DAY: The first Monthly Calculation Day is the same day as the Policy Date. Subsequent monthly calculation days are the same day of each month. If such day does not fall within a given month, the last day of that month will be the monthly calculation day.

PAYMENT DATE: The Valuation Date on which we receive a premium payment or loan repayment, unless it is received after the close of the New York Stock Exchange ("NYSE"), in which case it will be the next Valuation Date.

PHOENIX: Phoenix Life Insurance Company, our parent company.

POLICY ANNIVERSARY: Each anniversary of the policy date.

POLICY DATE: The policy date as shown on the schedule page of the policy. It is the date from which we measure policy years and policy anniversaries.

POLICY MONTH: The period from one monthly calculation day up to, but not including, the next monthly calculation day.

POLICY OWNER (OWNER, YOU, YOUR): The person or persons who purchase a policy.

POLICY VALUE: The sum of a policy's share in the values of each subaccount of the Account plus the policy's share in the values of the Guaranteed Interest Account.

POLICY YEAR: The first policy year is the one-year period from the policy date up to, but not including, the first policy anniversary. Each succeeding policy Year is the one-year period from the Policy Anniversary up to, but not including, the next Policy Anniversary.

PRO RATA: Amounts allocated to subaccounts on a pro rata basis are allocated by increasing (or decreasing) a policy's share in the value of the affected subaccounts and Guaranteed Interest Account so that such shares maintain the same ratio to each other before and after the allocation.

SERIES: A separate investment portfolio of a fund.

SUBACCOUNTS: Accounts within the Account to which non-loaned assets under a policy are allocated.

TARGET ANNUAL PREMIUM (TAP): We establish the TAP when we issue the policy. It will be based on the age and risk classifications for the lives insured.

TOTAL POLICY FACE AMOUNT: The total of the base face amount plus the face amount provided under the Estate Term Rider.

UNIT: A standard of measurement used to set the value of a policy. The value of a unit for each subaccount will reflect the investment performance of that subaccount and will vary in dollar amounts.

VALUATION DATE: For any subaccount, each date on which we calculate the net asset value of a fund.

VALUATION PERIOD: For any subaccount, the period in days from the end of one valuation date through the next.

VPMO: The Variable Products Mail Operations division that receives and processes incoming mail for Variable and Universal Life Administration.

VULA: Variable and Universal Life Administration.

WRITTEN REQUEST (IN WRITING, IN GOOD ORDER): In a written form satisfactory to us and delivered to VPMO.

                           PART II. OTHER INFORMATION

                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.

                              RULE 484 UNDERTAKING

Section 33-779 of the Connecticut General Statutes states that: "a corporation may provide indemnification of or advance expenses to a director, officer, employee or agent only as permitted by sections 33-770 to 33-778, inclusive".

Article III, Section 14 of the By-laws of the Company provides that: "Each Director, officer or employee of the Company, and his heirs, executors or administrators, shall be indemnified or reimbursed by the Company for all expenses necessarily incurred by him in connection with the defense or reasonable settlement of any action, suit or proceeding in which he is made a party by reason of his being or having been a Director, officer or employee of the Company, or of any other company which he was serving as a Director or officer at the request of the Company, except in relation to matters as to which such Director, officer or employee is finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duties as such Director, officer or employee. The foregoing right of indemnification or reimbursement shall not be exclusive of any other rights to which he may be entitled under any statute, by-law, agreement, vote of shareholders or otherwise."

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


      REPRESENTATION PURSUANT TO SECTION 26(e) UNDER THE INVESTMENT COMPANY
                                  ACT OF 1940.

Pursuant to Section 26(e) of the Investment Company Act of 1940, as amended, PHL Variable Insurance Company represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks to be assumed thereunder by PHL Variable Insurance Company.

                       CONTENTS OF REGISTRATION STATEMENT

This Form S-6 Registration Statement is comprised of the following papers and documents:

    The facing sheet.


    The prospectus describing PHL Variable Insurance Company Policy Form V612 ("The Phoenix Edge - SVUL").

    The undertaking to file reports.

    The Rule 484 undertaking.

    Representation pursuant to Section 26(e) under the Investment Company Act of 1940.

    The signature page.

    Written consents of the following:


         (a)  Richard J. Wirth, Esq.

         (b)  PricewaterhouseCoopers LLP.

         (c)  Stuart Kwassman, FSA, MAAA, CLU.

         (d)  Brian A. Giantonio, Esq., CPA.


The following exhibits:

1. The following exhibits correspond to those required by paragraph A to the instructions as to exhibits in Form N-8B-2:

    A. (1) Resolution of the Board of Directors of Depositor establishing the Account is incorporated by reference to Edgar filing on Form S-6 (File No. 333-65823) on October 16, 1998.
              [Accession Number 0000949377-98-000129]

         (2)  Not Applicable.

         (3)  Distribution of Policies:

              (a) Master Service and Distribution Compliance Agreement between Depositor and Phoenix Equity Planning Corporation, dated December 31, 1996 is incorporated by reference to Edgar filing on Form N-4 (File No. 33-37376, Post-Effective Amendment No. 3) on April 30, 1997.
                   [Accession Number 0000949377-97-000054]


              (b) Form of Broker Dealer Supervisory and Service Agreement between Phoenix Equity Planning Corporation and Independent Brokers with respect to the sale of Policies is incorporated by reference to Edgar filing on Form S-6
                   (File No. 333-12989 Pre-effective Amendment No. 2) for the Phoenix Life and Annuity Variable Universal Life Account, on November 4, 1997.
                   [Accession Number 0000949377-97-000129]

              (c)  Not Applicable.

         (4)  Not Applicable.

         (5)  Specimen Policy.


              Flexible Premium Survivorship Variable Universal Life Insurance Policy Form Number V612 of Depositor is incorporated by reference to Registrant's Edgar filing on Form S-6 (File No. 333-76778) submitted on June 19, 2002.
              [Accession Number 0000949377-02-000357]

         (6) (a) Amended and Restated Certificate of Incorporation of PHL Variable Insurance Company as filed with the Connecticut Secretary of State effective May 31, 1994 is incorporated by reference to Registrant's Edgar filing on Form S-6 (File No. 333-81458) on January 28, 2002.
                   [Accession Number 0000949377-02-000050]

              (b) By-Laws of PHL Variable Insurance Company are incorporated by reference to Registrant's Edgar filing on Form S-6 (File No. 333-81458) on January 28, 2002.
                   [Accession Number 0000949377-02-000050]

         (7)  Not Applicable.

         (8) (a) Participation Agreement(s) between PHL Variable Insurance Company and Wanger Advisors Trust is incorporated by reference to Edgar filing on Form S-6 (File No. 333-65823) on October 16, 1998.
                   [Accession Number 0000949377-98-000129]

              (b) Participation Agreement between PHL Variable Insurance Company and Franklin Templeton Distributors, Inc. is incorporated by reference to Edgar filing on Form S-6 (File No. 333-65823) on October 16, 1998.
                   [Accession Number 0000949377-78-000129]

              (c) Participation agreement between PHL Variable Insurance Company, Deutsche Asset Management VIT Funds and Deutsche Asset Management, Inc. is incorporated by reference to Registrant's Edgar filing on form S-6 (File No. 333-65823) filed on April 30, 2002.
                   [Accession Number 0000949377-02-000259]

              (d) Participation agreement between PHL Variable Insurance Company, Insurance Series, and Federated Securities Corp.
                   is incorporated by reference to Registrant's Edgar filing on form S-6 (File No. 333-65823) filed on April 30, 2002. [Accession Number 0000949377-02-000259]

              (e) Participation agreement between PHL Variable Insurance Company, AIM Variable Insurance Funds, Phoenix Equity Planning Corporation and AIM Distributors, Inc. is incorporated by reference to Registrant's Edgar filing on form S-6 (File No. 333-65823) filed on April 30, 2002. [Accession Number 0000949377-02-000259]

              (f) Participation agreement between PHL Variable Insurance Company, The Alger American Fund and Fred Alger & Company, Incorporated is incorporated by reference to Registrant's Edgar filing on form S-6 (File No. 333-65823) filed on April 30, 2002.
                   [Accession Number 0000949377-02-000259]

              (g) Participation agreement between PHL Variable Insurance Company, Variable Insurance Products Fund and Fidelity Distributors Corporation is incorporated by reference to Registrant's Edgar filing on form S-6 (File No. 333-65823) filed on April 30, 2002.
                   [Accession Number 0000949377-02-000259]

              (h) Participation agreement between PHL Variable Insurance Company, Morgan Stanley Dean Witter Universal Funds, Inc., Miller Anderson & Sherrerd, LLP and Morgan Stanley Dean Witter Investment Management, Inc. is incorporated by reference to Registrant's Edgar filing on form S-6
                   (File No. 333-65823) filed on April 30, 2002.
                   [Accession Number 0000949377-02-000259]

         (9)  Not Applicable.


         (10) Form of application for Phoenix Edge - SVUL Form V612 of the Depositor is incorporated by reference to Registrant's Edgar filing on Form S-6 (File No. 333-76778) submitted on June 19, 2002.
              [Accession Number 0000949377-02-000357]

         (11) Memorandum describing transfer and redemption procedures and method of computing adjustments in payments and cash values upon conversion to fixed benefit policies is incorporated by reference to Edgar filing on Form S-6 (File No. 333-65823) on October 16, 1998.
              [Accession Number 0000949377-98-000129]


2. Opinion of Counsel of Depositor regarding the legality of the securities being registered, see Exhibits 7 & 9.


3. Not Applicable. No financial statement will be omitted from the Prospectus pursuant to Instruction 1(b) or (c) of Part I.

4.  Not Applicable.

5.  Not Applicable.


6.  Consent of PricewaterhouseCoopers LLP.

7.  Opinion and Consent of Richard J. Wirth, Esq.

8.  Opinion and Consent of Stuart Kwasswan, FSA, MAAA, CLU.

9.  Opinion and Consent of Brian A. Giantonio, Esq., CPA.


10. Illustrations of Death Benefits, Policy Values ("Account Values") and Cash Surrender Values is incorporated by reference to Registrant's Edgar filing on Form S-6 (File No. 333-76778) submitted on June 19, 2002. [Accession Number 0000949377-02-000357]

11. Power of Attorney for Mssrs. Fiondella, Gilotti, Primmer, Tan and Ms. Young is incorporated by reference to Registrant's Edgar filing on Form S-6 (File No. 333-76778) submitted on June 19, 2002.
    [Accession Number 0000949377-02-000357]

                                   SIGNATURES




Pursuant to the requirements of the Securities Act of 1933, the Registrant, PHLVIC Variable Universal Life Account has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Hartford, State of Connecticut on the 22nd day of July, 2002.


                                         PHLVIC VARIABLE UNIVERSAL LIFE ACCOUNT
                                         --------------------------------------

                                                      (Registrant)

                                     By:      PHL VARIABLE INSURANCE COMPANY
                                              ------------------------------
                                                       (Depositor)


                                     By:
                                        ----------------------------------------
                                                 *Simon Y. Tan, President


  ATTEST:             /s/ Emily J. Poriss
         ------------------------------------------
            Emily J. Poriss, Assistant Secretary




Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 22nd day of July, 2002.



                SIGNATURE                    TITLE
                ---------                    -----


                                             Director
----------------------------------------
          *Robert W. Fiondella

                                             Director and Senior Vice President
----------------------------------------
           *Michael J. Gilotti

                                             Director and Senior Vice President
----------------------------------------
          *Robert E. Primmer

                                             Director and President
----------------------------------------
            *Simon Y. Tan

                                             Director
----------------------------------------
            *Dona D. Young


By:         /s/ Richard J. Wirth
   ----------------------------------------------
*  Richard J. Wirth as Attorney-in-Fact pursuant to Powers of Attorney filed as
   Exhibit 11 to this Registration Statement.

                                      S-1